                                                                    Exhibit 99.6



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                    CINRAM INTERNATIONAL LIMITED PARTNERSHIP

               AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

                                   MAY 5, 2006

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

                                TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION..................................................     2
   1.1    DEFINITIONS.....................................................     2
   1.2    HEADINGS........................................................     8
   1.3    INTERPRETATION..................................................     8
   1.4    CURRENCY........................................................     8
   1.5    INVALIDITY OF PROVISIONS........................................     8
   1.6    ENTIRE AGREEMENT................................................     8
   1.7    STATUTES........................................................     8
   1.8    ACCOUNTING TERMS................................................     8
   1.9    REFERENCES TO INCLUDE SUCCESSORS AND ASSIGNS....................     9
   1.10   WAIVER, AMENDMENT...............................................     9
   1.11   GOVERNING LAW...................................................     9
   1.12   CERTAIN PHRASES, ETC............................................     9
   1.13   SCHEDULES.......................................................     9

ARTICLE 2 RELATIONSHIP BETWEEN PARTNERS...................................     9
   2.1    FORMATION OF PARTNERSHIP........................................     9
   2.2    NAME OF PARTNERSHIP.............................................     9
   2.3    OFFICE OF PARTNERSHIP...........................................     9
   2.4    PURPOSE OF THE PARTNERSHIP; POWERS..............................    10
   2.5    BUSINESS IN OTHER JURISDICTIONS.................................    10
   2.6    DURATION OF PARTNERSHIP.........................................    10
   2.7    FISCAL YEAR.....................................................    10
   2.8    TITLE TO PARTNERSHIP ASSETS.....................................    10
   2.9    REPRESENTATIONS AND WARRANTIES AND COVENANTS OF GENERAL
          PARTNER.........................................................    11
   2.10   REPRESENTATIONS AND WARRANTIES AND COVENANTS OF LIMITED
          PARTNERS........................................................    12
   2.11   SURVIVAL OF REPRESENTATIONS AND WARRANTIES......................    12
   2.12   LIMITATION ON AUTHORITY OF LIMITED PARTNERS.....................    13
   2.13   POWER OF ATTORNEY...............................................    13
   2.14   LIMITED LIABILITY...............................................    15
   2.15   INDEMNITY OF LIMITED PARTNERS...................................    16
   2.16   COMPLIANCE WITH LAWS............................................    16
   2.17   GENERAL PARTNER MAY HOLD LP UNITS...............................    16
   2.18   GENERAL PARTNER AS A LIMITED PARTNER............................    16
   2.19   AUTHORITY OF GENERAL PARTNER TO MAKE TAX ELECTIONS..............    16
   2.20   NO OTHER BUSINESS BY GENERAL PARTNER............................    16
   2.21   LIMITATIONS ON LIABILITY OF THE FUND AND THE TRUST..............    17

ARTICLE 3 UNITS OF THE PARTNERSHIP........................................    17
   3.1    UNITS...........................................................    17
   3.2    INITIAL ISSUANCE OF LP UNITS....................................    18
   3.3    INITIAL GENERAL PARTNER CONTRIBUTION............................    18
   3.4    ISSUANCES OF LP UNITS ON CLOSING................................    18
   3.5    ISSUANCE OF ADDITIONAL LP UNITS.................................    18
   3.6    SUBSCRIPTION FOR LP UNITS.......................................    18
   3.7    ADMITTANCE AS LIMITED PARTNER...................................    19
   3.8    WITHDRAWAL AS A LIMITED PARTNER.................................    19
   3.9    EFFECTIVE DATE..................................................    19
   3.10   RECORD OF LIMITED PARTNERS......................................    19
   3.11   CHANGES IN MEMBERSHIP OF PARTNERSHIP............................    19
   3.12   NOTICE OF CHANGE TO GENERAL PARTNER.............................    20
   3.13   INSPECTION OF RECORD............................................    20
   3.14   TRANSFER AND ENCUMBERING OF LP UNITS............................    20
   3.15   TRANSFER PROCEDURES.............................................    20
   3.16   FORM OF TRANSFER................................................    21
   3.17   AMENDMENT OF DECLARATION OR RECORD..............................    21

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                                      -ii-


   3.18   NON-RECOGNITION OF TRUSTS OR BENEFICIAL INTERESTS...............    21
   3.19   INCAPACITY, DEATH, INSOLVENCY OR BANKRUPTCY.....................    22
   3.20   NO TRANSFER OF FRACTIONS........................................    22
   3.21   NO TRANSFER UPON DISSOLUTION....................................    22
   3.22   LP UNIT CERTIFICATES............................................    22
   3.23   TRANSFEREE BOUND................................................    22
   3.24   ISSUE TO EXCLUDED PERSONS VOID AB INITIO........................    23
   3.25   HOLDERS OF EXCHANGEABLE L.P. UNITS NOT TO BECOME AN EXCLUDED
          PERSON..........................................................    23
   3.26   FUND DECLARATION OF TRUST.......................................    23

ARTICLE 4 CAPITAL CONTRIBUTIONS AND ACCOUNTS..............................    23
   4.1    CAPITAL.........................................................    23
   4.2    INITIAL LIMITED PARTNER CONTRIBUTION............................    23
   4.3    GENERAL PARTNER CONTRIBUTION....................................    23
   4.4    LIMITED PARTNER CONTRIBUTIONS...................................    24
   4.5    ACCOUNTS........................................................    24
   4.6    INTEREST ON CAPITAL CONTRIBUTIONS...............................    24
   4.7    WITHDRAWAL OF CAPITAL CONTRIBUTION..............................    24
   4.8    DISTRIBUTION OF CAPITAL CONTRIBUTIONS...........................    24

ARTICLE 5 PARTNERSHIP FINANCE.............................................    24
   5.1    EXPENSES OF PARTNERSHIP.........................................    24
   5.2    ALLOCATION OF NET INCOME AND LOSS FOR TAX PURPOSES..............    25
   5.3    AMOUNT OF INCOME ALLOCATED......................................    25
   5.4    WHERE NO CASH DISTRIBUTION......................................    25
   5.5    DISTRIBUTIONS...................................................    25
   5.6    WITHHOLDING TAXES...............................................    26
   5.7    REPAYMENTS......................................................    27
   5.8    TAX MATTERS.....................................................    27
   5.9    SET-OFF.........................................................    27
   5.10   DISTRIBUTION OF ASSETS..........................................    27
   5.11   DEFAULT ON SENIOR INDEBTEDNESS..................................    27

ARTICLE 6 POWERS, DUTIES AND OBLIGATIONS OF GENERAL PARTNER...............    28
   6.1    POWERS, DUTIES AND OBLIGATIONS..................................    28
   6.2    SPECIFIC POWERS AND DUTIES OF GENERAL PARTNER...................    28
   6.3    BORROWINGS......................................................    30
   6.4    TITLE TO PROPERTY...............................................    31
   6.5    EXERCISE OF DUTIES..............................................    31
   6.6    LIMITATION OF LIABILITY.........................................    31
   6.7    INDEMNITY OF GENERAL PARTNER....................................    31
   6.8    LIABILITY OF INDEMNITEES........................................    32
   6.9    RESOLUTION OF CONFLICTS OF INTEREST.............................    33
   6.10   OTHER MATTERS CONCERNING THE GENERAL PARTNER....................    33
   6.11   INDEMNITY OF PARTNERSHIP........................................    33
   6.12   RESTRICTIONS UPON THE GENERAL PARTNER...........................    33
   6.13   REIMBURSEMENT OF GENERAL PARTNER................................    34
   6.14   EMPLOYMENT OF AN AFFILIATE OR ASSOCIATE.........................    34
   6.15   REMOVAL OF THE GENERAL PARTNER..................................    34
   6.16   VOLUNTARY WITHDRAWAL OF THE GENERAL PARTNER.....................    35
   6.17   CONDITION PRECEDENT.............................................    35
   6.18   TRANSFER TO NEW GENERAL PARTNER.................................    35
   6.19   RELEASE BY PARTNERSHIP..........................................    35
   6.20   NEW GENERAL PARTNER.............................................    35
   6.21   FIDUCIARY DUTIES AND LIABILITIES................................    35

ARTICLE 7 FINANCIAL INFORMATION...........................................    36
   7.1    BOOKS AND RECORDS...............................................    36
   7.2    RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS..................    36
   7.3    INCOME TAX INFORMATION..........................................    36

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                                      -iii-


   7.4    ACCOUNTING POLICIES.............................................    37
   7.5    FINANCIAL STATEMENTS............................................    37
   7.6    APPOINTMENT OF AUDITORS.........................................    37

ARTICLE 8 MEETINGS OF THE LIMITED PARTNERS................................    37
   8.1    REQUISITIONS OF MEETINGS........................................    37
   8.2    ANNUAL MEETINGS.................................................    37
   8.3    PLACE OF MEETING................................................    37
   8.4    NOTICE OF MEETING...............................................    38
   8.5    RECORD DATES....................................................    38
   8.6    PROXIES.........................................................    38
   8.7    VALIDITY OF PROXIES.............................................    38
   8.8    FORM OF PROXY...................................................    38
   8.9    REVOCATION OF PROXY.............................................    38
   8.10   ENTITIES........................................................    39
   8.11   ATTENDANCE OF OTHERS............................................    39
   8.12   CHAIRPERSON.....................................................    39
   8.13   QUORUM..........................................................    39
   8.14   VOTING PROCEDURE................................................    39
   8.15   POLL............................................................    40
   8.16   POWERS OF LIMITED PARTNERS; RESOLUTIONS BINDING.................    40
   8.17   POWERS EXERCISABLE BY SPECIAL RESOLUTION........................    40
   8.18   CONDITIONS TO ACTION BY LIMITED PARTNERS........................    41
   8.19   MINUTES.........................................................    41
   8.20   ADDITIONAL RULES AND PROCEDURES.................................    41
   8.21   CONSENT WITHOUT MEETING.........................................    41

ARTICLE 9 AMENDMENT.......................................................    42
   9.1    GENERALLY.......................................................    42
   9.2    AMENDMENTS REQUIRING UNANIMOUS APPROVAL.........................    42
   9.3    AMENDMENTS REQUIRING APPROVAL OF THE GENERAL PARTNER............    42
   9.4    AMENDMENTS BY GENERAL PARTNER...................................    42
   9.5    NOTICE OF AMENDMENT.............................................    43

ARTICLE 10 DISSOLUTION AND LIQUIDATION....................................    43
   10.1   DISSOLUTION OF PARTNERSHIP......................................    43
   10.2   NO DISSOLUTION..................................................    43
   10.3   PROCEDURE ON DISSOLUTION........................................    43
   10.4   DISPROPORTIONATE DISTRIBUTIONS..................................    44
   10.5   TERMINATION.....................................................    44
   10.6   NO RIGHT TO DISSOLVE............................................    44
   10.7   SURVIVAL........................................................    44

ARTICLE 11 MISCELLANEOUS..................................................    44
   11.1   TAKE-OVER BIDS..................................................    44
   11.2   NOTICES.........................................................    44
   11.3   FURTHER ACTS....................................................    45
   11.4   COUNTERPARTS....................................................    45
   11.5   BINDING AGREEMENT...............................................    45
   11.6   FOGLER, RUBINOFF LLP AND GOODMANS LLP ACTING FOR MORE THAN ONE
          PARTY...........................................................    45
   11.7   IN RESPECT OF THE TRUST.........................................    45
   11.8   LANGUAGE........................................................    46

SCHEDULE "A" POWER OF ATTORNEY AND DECLARATION FORM.......................   A-1

SCHEDULE "B" TRANSFER AND POWER OF ATTORNEY FORM..........................   B-1

               AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT
                   OF CINRAM INTERNATIONAL LIMITED PARTNERSHIP

          THIS AGREEMENT is made as of the 5th day of May, 2006.

AMONG:

                    CINRAM INTERNATIONAL GENERAL PARTNER INC., a corporation incorporated under the laws of Ontario

                    ("GENERAL PARTNER")

                    -and-

                    CII TRUST, a trust established under the laws of the Province of Ontario

                    ("INITIAL LIMITED PARTNER" or the "TRUST")

                    -and-

                    EACH PERSON WHO IS ADMITTED TO THE PARTNERSHIP IN ACCORDANCE WITH THE TERMS HEREOF;

          WHEREAS each of the parties hereto desires to enter into arrangements whereby they will continue to undertake business together as a limited partnership, the limited partnership being formed under the laws of the Province of Manitoba pursuant to this Agreement, as the same may be amended, corrected or replaced from time to time, under the name "Cinram International Limited Partnership" (the "PARTNERSHIP");

          AND WHEREAS the Partnership was formed on March 24, 2006 to directly or indirectly acquire and hold interests in Cinram International ULC, Cinram International LLC, Cinram and their subsidiaries and any successors thereto and in other Persons acquired or formed for the purpose of engaging in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services as well as activities related or ancillary thereto, or engaging in any other business or undertaking whatsoever approved by the General Partner, through investing in and holding partnership interests, share holdings and debt obligations issued by partnerships and other Persons in those businesses (the "BUSINESS");

          AND WHEREAS the General Partner and the Initial Limited Partner entered into a limited partnership agreement (the "ORIGINAL LP AGREEMENT") on March 24, 2006 setting out the terms and conditions applicable to the relationship among the Partners of the Partnership and to the conduct of the business of the Partnership;

          AND WHEREAS the parties wish to enter into this agreement to amend and restate the Original LP Agreement;

          NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

          In this Agreement and the recitals hereto, except where the context otherwise requires, all capitalized terms shall have the respective meanings assigned thereto below:

     (a) "ACT" means The Partnership Act (Manitoba), as the same may be amended from time to time;

     (b) "ADMINISTRATION AGREEMENT" means the administration agreement to be entered into on the Effective Date among the Fund, the Trust and Amalco, as the same may be amended, supplemented or restated from time to time;

     (c) "ADVERSE CLAIM" means any security interest, lien, mortgage, charge, pledge, assignment, title retention agreement, hypothec, encumbrance, ownership interest or other right or claim of any Person other than the Partnership;

     (d) "AFFILIATE" has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 - Prospectus and Registration Exemptions on the date hereof;

     (e) "AGREEMENT" means this limited partnership agreement, as same may be supplemented or amended or restated from time to time, and the expressions "HEREOF", "HEREIN", "HERETO", "HEREUNDER", "HEREBY" and similar expressions refer to this limited partnership agreement, and, unless otherwise indicated, references to articles and sections are to articles and sections in this limited partnership agreement;

     (f) "AMALCO" means Cinram International Inc., the company to be formed upon the amalgamation of Cinram and Cinram Newco, as contemplated by the Arrangement;

     (g) "APPLICABLE NUMBER OF UNITS" means, subject to adjustment in accordance with the Exchange Agreement, one Special Voting Unit for each Class B LP Unit held and one Fund Unit for each Class B LP Unit exchanged;

     (h)  "ARRANGEMENT" means the proposed arrangement, under the provisions of section 192 of the CBCA, on the terms and conditions set forth in the plan of arrangement to be implemented by Cinram, as the same may be amended, supplemented or restated from time to time;

     (i) "ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement to be voted upon by Shareholders at the Meeting;

     (j) "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed, after the Final Order has been made, giving effect to the Arrangement;

     (k) "ASSOCIATE" has the meaning ascribed thereto in the Securities Act (Ontario);

     (l) "AUDITORS" means any member in good standing of the Canadian Institute of Chartered Accountants appointed by the General Partner as the auditors of the Partnership from time to time in accordance with the provisions hereof and, initially, means KPMG LLP;

     (m) "BNRA" means The Business Names Registration Act (Manitoba), as the same may be amended from time to time;

     (n) "BUSINESS" has the meaning ascribed to it in the recitals to this Agreement;

     (o) "BUSINESS DAY" means any day except Saturdays, Sundays and statutory and civic holidays in the Province of Ontario or in the Province of Manitoba;

     (p) "CAPITAL CONTRIBUTION" means the capital contributed by a Partner to the Partnership pursuant to Article 4;

     (q) "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c.C.44, as amended, including the regulations promulgated thereunder;

     (r) "CERTIFICATE" means the certificate or certificates or other confirmation of filing to be issued by the Director (as defined in the CBCA), pursuant to Subsection 192(7) of the CBCA, giving effect to the Arrangement;

     (s) "CINRAM" means Cinram International Inc., a corporation incorporated under the laws of Canada;

     (t) "CINRAM NEWCO" means Cinram Acquisition Inc., a corporation incorporated under the laws of Canada;

     (u) "CLASS A LP UNITS" means the Class A ordinary, voting LP Units of the Partnership;

     (v) "CLASS B LP UNITS" means the Class B exchangeable, non-voting LP Units of the Partnership;

     (w)  "CLOSING" means the completion of the Arrangement;

     (x)  "CLOSING DATE" means the date on which Closing occurs;

     (y)  "CODE" means the U.S. Internal Revenue Code of 1986, as amended;

     (z)  "CPOA" has the meaning ascribed to it in Section 2.13(f);

     (aa) "DECLARATION" means the declaration of the General Partner filed under the Act and the BNRA on March 24, 2006, as the same may be amended, corrected or replaced from time to time;

     (bb) "DEPARTING PARTNER" means a former general partner;

     (cc) "DISTRIBUTABLE CASH" in respect of any Distribution Period, means the amount of all of the Partnership's available cash that represents EBITA earned by the Partnership for such period, plus any additional cash on hand at the end of such Distribution Period (to the extent the board of directors of the General Partner reasonably determines to include such cash in Distributable Cash), plus any additional amounts that the board of directors of the General Partner approves for distribution, less: (i) payments to satisfy debt service obligations (including principal and interest) incurred in such period under credit facilities or other agreements with parties, including amounts payable under the New Credit Facilities; (ii) payments to satisfy general and administrative expenses and other expense obligations of any entity controlled by the Partnership directly or indirectly; (iii) maintenance capital expenditures; (iv) deductions for income tax obligations of the Partnership and any entity controlled by the Partnership; (v) amounts in respect of long-term incentive awards and other incentives; and (vi) amounts retained as reserves for administrative and other expense obligations and reserves in respect of such Distribution Period (including reserves for income, and capital taxes, to stabilize distributions to holders of Fund Units and on account of capital expenditures), as considered appropriate by the board of directors of the General Partner;

     (dd) "DISTRIBUTION PERIOD" means each calendar month in each calendar year, from and including the first day thereof and to and including the last day thereof, provided that the first Distribution Period shall begin on (and include) the date of Closing and shall end on (and include) the last day of the calendar month following the calendar month in which Closing occurs;

     (ee) "EBITA" means earnings before interest, income taxes and amortization;

     (ff) "EFFECTIVE DATE" means the effective date of the Arrangement pursuant to the Final Order and the Certificate;

     (gg) "EFFECTIVE TIME" means the time on the Effective Date at which the Arrangement is effective, as specified in the Final Order and the Certificate;

     (hh) "EXCHANGE AGREEMENT" means the exchange agreement to be entered into on the Closing Date among the Fund, the Trust, the Partnership, the General Partner and other parties agreeing to be bound by such agreement regarding the exchange rights attaching to the Class B LP Units, as the same may be amended, supplemented or restated from time to time;

     (ii) "EXCLUDED PERSON" means a Person that is (i) a Non-Resident; (ii) a Tax Exempt Person; (iii) a partnership; (iv) a Person, an interest in which is a "tax shelter investment" for the purposes of the Tax Act; or (v) a Person which would acquire an interest in the Partnership as a "tax shelter investment" for the purposes of the Tax Act;

     (jj) "FINAL ORDER" means the order of the Ontario Superior Court of Justice approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of section 192 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

     (kk) "FISCAL YEAR" has the meaning ascribed to it in Section 2.7;

     (ll) "FORCE MAJEURE" means any event beyond the reasonable control of the Partnership, including acts of God, fire, flood, wind, water, earthquake, epidemic, quarantine restriction, a stop work order or injunction issued by a court or public authority, governmental embargo, explosion, strikes or labour disputes, labour shortages, war or acts of military authority, blockade, riot, acts of terrorism, rebellion or other civil commotion, or acts of Governmental Authorities;

     (mm) "FUND" means Cinram International Income Fund, an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust;

     (nn) "FUND DECLARATION OF TRUST" means the declaration of trust dated as of March 21, 2006 pursuant to which the Fund is governed, as the same may be amended or restated from time to time;

     (oo) "FUND UNITS" means trust units of the Fund;

     (pp) "GENERAL PARTNER" means Cinram International General Partner Inc., a corporation incorporated under the laws of Ontario, any of its successors and any successor general partner of the Partnership appointed in accordance with this Agreement;

     (qq) "GOVERNMENTAL AUTHORITY" shall mean (a) any nation, province, state, county, city, or other jurisdiction; (b) any federal, provincial, state, local, municipal, foreign or other governmental entity; (c) any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental power); (d) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power; or (e) any official of the foregoing;

     (rr) "INCOME FOR TAX PURPOSES" means income of the Partnership, determined in accordance with the provisions of the Tax Act;

     (ss) "INDEMNITEE" has the meaning ascribed to it in Section 6.7(a);

     (tt) "INITIAL LIMITED PARTNER" means the Trust;

     (uu) "INSOLVENCY" means, when used in reference to any Person, that such Person shall suffer, or there shall have occurred with respect to such Person, one or more of the following events:

          (i)  such Person shall generally not pay its debts as they become due;

          (ii) such Person shall admit in writing its inability to pay its debts generally or shall make a general assignment for the benefit of creditors;

          (iii) a receiver shall be appointed for such Person or any substantial part of its property;

          (iv) any proceeding shall be instituted by or against such Person, seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of such Person or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking the entry of an order for relief by the appointment of a receiver, trustee, custodian or other similar official for such Person or any substantial part of its property, where any such proceeding has not been stayed or dismissed within 45 days of a receiver, trustee, custodian or other similar official being appointed for such Person or any substantial part of its property; or

          (v) such Person, if a corporation, takes any corporate action to authorize any of the actions described in clauses (i) to (iv) above;

     (vv) "LIMITED PARTNERS" means the Initial Limited Partner and any Person who is from time to time admitted to the Partnership as a limited partner of the Partnership and "LIMITED PARTNER" means any of them;

     (ww) "LOSS FOR TAX PURPOSES" means loss of the Partnership, determined in accordance with the provisions of the Tax Act;

     (xx) "LP UNIT" used alone, means a Class A LP Unit or a Class B LP Unit, as applicable in the context, and "LP UNITS" means the issued and outstanding limited partnership units of the Partnership in the aggregate;

     (yy) "MEETING" means the special meeting of Shareholders to be held on April 28, 2006, and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution and the other matters set out in the notice of annual and special meeting which will accompany the management information circular of Cinram in respect of the Arrangement;

     (zz) "NEW CREDIT FACILITIES" means the senior secured credit facilities to be established on Closing pursuant to a credit agreement between the Cinram and/or certain of its Subsidiaries, as borrowers and the lenders thereto;

     (aaa) "NEW GENERAL PARTNER" shall have the meaning ascribed to it in
          Section 2.13;

     (bbb) "NON-RESIDENT" means "non-resident" within the meaning of the Tax
          Act;

     (ccc) "NOTICE OF REALIZATION" means a notice of realization substantially in the form of Schedule "B" attached to the Exchange Agreement;

     (ddd) "ORDINARY RESOLUTION" means:

          (a) a resolution approved by more than 50% of the votes cast in person or by proxy at a duly constituted meeting of Partners (or the relevant class thereof) or at any adjournment of that meeting, who are entitled to vote called in accordance with this Agreement; or

          (b) a written resolution in one or more counterparts signed by Partners (or the relevant class of Partners) holding in the aggregate more than 50% of the aggregate number of LP Units (or the relevant class thereof) held by those Partners (or the relevant class of Partners) who are entitled to vote on that resolution at a meeting;

     (eee) "PARTNERS" means, collectively, the General Partner and the Limited Partners, and "PARTNER" means any of them;

     (fff) "PARTNERSHIP UNITS" means collectively, the GP Units and the LP
          Units;

     (ggg) "PARTNERSHIP" means Cinram International Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba and whose affairs are governed by this Agreement;

     (hhh) "PERMITTED TRANSFEREE" means the Trust, the Partnership or an affiliate of a holder of Class B LP Units, provided such affiliate is resident in Canada for the purposes of the Tax Act;

     (iii) "PERSON" means any individual, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

     (jjj) "POWER OF ATTORNEY AND DECLARATION FORM" means a power of attorney and declaration form substantially in the form of Schedule "A" attached to this Agreement or in any other form or forms as may be approved by the General Partner;

     (kkk) "RECORD" means the current record of the Partners and their respective Capital Contribution required by the Act and this Agreement to be kept current by the General Partner;

     (lll) "REQUISITIONING PARTNERS" has the meaning ascribed to it in Section 8.1;

     (mmm) "SENIOR INDEBTEDNESS" has the meaning ascribed to it in the Trust
          Note Indenture;

     (nnn) "SHAREHOLDERS" means the holders of common shares of Cinram;

     (ooo) "SPECIAL HOLDER" means a bank described in Section 881(c)(3)(A) of the U.S. Internal Revenue Code of 1986, as amended (with respect to interest paid on the subordinated promissory note issued by Cinram (U.S.) Holdings' Inc. in favour of Cinram International LLC) or any "controlled foreign corporation" related to the Fund within the meaning of Code Section 881(c)(3)(C);

     (ppp) "SPECIAL RESOLUTION" means:

          (a) a resolution approved by more than 66 2/3% of the votes cast in person or by proxy at a duly constituted meeting of Partners (or the relevant class thereof) who are entitled to vote, or at any adjournment of that meeting, called in accordance with this Agreement; or

          (b) a written resolution in one or more counterparts signed by Partners (or the relevant class of Partners) holding in the aggregate more than 66 2/3% of the aggregate number of LP Units (or the relevant class thereof) held by those Partners (or the relevant class of Partners) who are entitled to vote on that resolution at a meeting;

          (qqq) "SPECIAL VOTING UNITS" means the special voting units of the Fund that represent voting rights in the Fund;

          (rrr) "SUBORDINATION AGREEMENT" has the meaning ascribed to it in
               Section 2.14(b);

          (sss) "SUBSCRIPTION FORM" means a subscription agreement and power of attorney in a form as approved from time to time by the General Partner, which incorporates language substantially similar to that contained in the Power of Attorney and Declaration Form;

          (ttt) "SUBSTANTIAL HOLDER" means any Person that owns, directly or indirectly (through ownership of Special Voting Units or otherwise), and after the application of certain constructive ownership rules under Section 871(h)(3) of the U.S. Internal Revenue Code of 1986, as amended, 10% or more of the total combined voting power of all classes of capital stock of Cinram (U.S.) Holding's Inc. entitled to vote;

          (uuu) "SUBSIDIARY" means a subsidiary entity for purposes of Section
               1.1 of National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;

          (vvv) "TAX ACT" means the Income Tax Act (Canada) and the regulations thereunder, in each case as the same may be amended from time to time;

          (www) "TAX-EXEMPT PERSON" means a Person that is generally exempt from tax under Part I of the Tax Act (including, without limitation, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans);

          (xxx) "TERMINATION DATE" has the meaning ascribed to it in Section
               10.1;

          (yyy) "TRANSFER FORM" means a transfer and power of attorney substantially in the form of Schedule "B" attached to this Agreement or in any other form or forms as may be approved by the General Partner;

          (zzz) "TRUST" means CII Trust, an open-ended, unincorporated, limited purpose trust established under the laws of the Province of Ontario;

          (aaaa) "TRUST DECLARATION OF TRUST" or "TRUST DECLARATION" means the declaration of trust dated March 21, 2006 governing the Trust, as the same may be amended from time to time;

          (bbbb) "TRUST NOTE INDENTURE" means the note indenture pursuant to which the Trust will issue the Series 1 Trust Notes and may issue Series 2 Trust Notes and Series 3 Trust Notes, as the same may be amended, supplemented or restated from time to time;

          (cccc) "TRUST NOTES" means the notes of the Trust issued from time to time in accordance with the Trust Note Indenture, to be designated as Series 1, Series 2 or Series 3, and "TRUST NOTES" also means any unsecured subordinated notes of the Trust which may be subsequently issued by the Trust pursuant to the Trust
               Note Indenture or otherwise;

          (dddd) "TSX" means the Toronto Stock Exchange; and

          (eeee) "UNIT CERTIFICATE" has the meaning ascribed to it in Section 3.22(a); and

          (ffff) "UNITHOLDER" or "HOLDER" means a holder of one or more LP
               Units.

1.2  HEADINGS

          The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3  INTERPRETATION

          In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders. If at any time and from time to time the Partnership has more than one general partner, all references to the General Partner shall be read and construed in the plural.

1.4  CURRENCY

          Except as otherwise may be expressly provided in this Agreement, all amounts in this Agreement are stated and shall be paid in Canadian currency.

1.5  INVALIDITY OF PROVISIONS

          Each of the provisions contained in this Agreement is distinct and severable, and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties hereto waive any provision of law that renders any provision of this Agreement invalid or unenforceable in any respect.

1.6  ENTIRE AGREEMENT

          This Agreement (including any terms of other agreements and documents incorporated herein by reference) and the Exchange Agreement constitute the entire agreement between the parties hereto pertaining to the subject matter thereof. There are no warranties, representations, conditions or agreements in connection with such subject matter except as specifically set forth or referred to in such agreements. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made prior to, contemporaneous with or after entering into this Agreement and the Exchange Agreement, or any amendment or supplement hereto, by any of the parties hereto, or its directors, trustees, officers or agents, to any other party hereto or its directors, trustees, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement and the Exchange Agreement. None of the parties to this Agreement has been induced to enter into it or any amendment or supplement hereto by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.7  STATUTES

          Unless the context otherwise requires, any reference to a statute shall include, and shall be deemed to be a reference also to, all amendments made to such statute and the regulations made pursuant thereto and in force from time to time and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto.

1.8  ACCOUNTING TERMS

          All accounting terms not specifically defined herein shall be construed in accordance with Canadian generally accepted accounting principles, and any reference herein to generally accepted accounting principles shall mean such principles consistently applied from year to year, to the extent possible.

1.9  REFERENCES TO INCLUDE SUCCESSORS AND ASSIGNS

          Unless the context otherwise requires, any reference in this Agreement to a Person shall include, and be deemed to be a reference also to, any successor or assign of such Person.

1.10 WAIVER, AMENDMENT

          Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.11 GOVERNING LAW

          This Agreement shall be governed by and construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein.

1.12 CERTAIN PHRASES, ETC.

          In this Agreement (i) the words "including" and "includes" mean "including (or includes) without limitation", and (ii) the phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

1.13 SCHEDULES

          The following are schedules to this Agreement.

          Schedule "A" - Power of Attorney and Declaration Form
          Schedule "B" - Transfer Form

                                   ARTICLE 2
                          RELATIONSHIP BETWEEN PARTNERS

2.1  FORMATION OF PARTNERSHIP

          The Partners acknowledge and confirm that the Partnership is a limited partnership formed under the laws of the Province of Manitoba and that the Partnership was formed effective as of March 24, 2006, the date on which the General Partner caused the filing of the Declaration under the Act and the BNRA. The General Partner shall file, if, as and when required by the Act, the BNRA or this Agreement, any declaration of changes or new declarations, and may file a declaration of change at any time for any proper purpose as the General Partner may determine, and shall take all necessary action on the basis of information available to it in order to maintain the status of the Partnership as a limited partnership.

2.2  NAME OF PARTNERSHIP

          The Partnership shall carry on its business and activities of the Partnership only under the name "Cinram International Limited Partnership" or, provided that the General Partner makes all necessary filings under the Act, the BNRA and under such other legislation as may be necessary or advisable having regard to the jurisdiction(s) in which the General Partner shall carry on the business and activities of the Partnership, such other name or names as the General Partner from time to time may deem appropriate. The General Partner shall notify each Limited Partner of any change in the name of the Partnership within 20 Business Days of such change. The Partnership shall hold itself out as an entity separate from any other Person or entity.

2.3  OFFICE OF PARTNERSHIP

          The registered office of the Partnership shall be 2255 Markham Road, Toronto, Ontario M1B 2W3, or such other office in the Province of Manitoba as the General Partner may designate from time to time, provided that the General Partner makes all necessary filings under the Act and the BNRA. The General Partner shall notify each Limited Partner of any change in the registered office of the Partnership within 20 Business Days of such change.

2.4  PURPOSE OF THE PARTNERSHIP; POWERS

          The purpose of the Partnership shall be to directly or indirectly acquire, invest, hold, transfer, dispose of or otherwise deal with investments in and undertake the business, ownership, operation and lease of assets and property in connection with the Business, and in furtherance thereof, the Partnership shall:

     (a)  apply the Distributable Cash in accordance with this Agreement; and

     (b) engage in any and all activities reasonably related to the investment of its funds and which the General Partner deems necessary or desirable from time to time.

          The General Partner possesses and may exercise, for and on behalf of the Partnership, all the powers and privileges granted under the Act or by any other law or under this Agreement, together with any powers incidental thereto, including such powers and privileges as are necessary or convenient to the conduct, promotion or attainment of the Business.

2.5  BUSINESS IN OTHER JURISDICTIONS

     (a) The General Partner will not carry on any business for and on behalf of the Partnership in any jurisdiction unless the General Partner has taken all steps which may be required by the laws of that jurisdiction for the Limited Partners to benefit from limited liability to the same extent that Limited Partners enjoy limited liability under the Act. The General Partner will not carry on business for and on behalf of the Partnership in any jurisdiction in which the laws do not recognize the liability of the Limited Partners to be limited unless, in the opinion of the General Partner, the risks associated with the possible absence of limited liability in that jurisdiction are not significant considering the relevant circumstances.

     (b) The General Partner will carry on business for and on behalf of the Partnership in a manner so as to ensure to the greatest extent possible the limited liability of the Limited Partners (other than any Limited Partner that is also the General Partner), and the General Partner will register the Partnership in other jurisdictions where the General Partner considers it appropriate to do so.

2.6  DURATION OF PARTNERSHIP

          The Partnership commenced upon the filing of the Declaration and shall continue until it is dissolved and liquidated in accordance with this Agreement, the Act and the BNRA.

2.7  FISCAL YEAR

          In accordance with the provisions of the Tax Act, the first fiscal period of the Partnership will end on December 31, 2006. Thereafter, each fiscal period commences January 1 in each year and ends on the earlier of December 31 in that year or on the date of dissolution or other termination of the Partnership or such other date that the General Partner may determine from time to time, provided that the General Partner has obtained any necessary consents from taxation authorities. Each fiscal period is referred to in this Agreement as a "FISCAL YEAR".

2.8  TITLE TO PARTNERSHIP ASSETS

          Title to the assets of the Partnership, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entirety, and no Partner individually shall have any ownership interest in the assets of the Partnership or any portion thereof. Title to any or all of the Partnership's assets shall be held in the name of the General Partner for the benefit of the Partnership or in such other names as the General Partner may determine from time to time. The General Partner declares and warrants that any assets of the

Partnership of which legal title is held in the name of the General Partner or in any other name shall be held by the General Partner or that Person as agent of the Partnership for the use and benefit of the Partnership in accordance with the provisions of this Agreement. All of the assets of the Partnership shall be recorded as the property of the Partnership on its books and records, irrespective of the name in which legal title to such assets is held.

2.9  REPRESENTATIONS AND WARRANTIES AND COVENANTS OF GENERAL PARTNER

          The General Partner represents and warrants and covenants to each Limited Partner as follows:

     (a) The General Partner is, and will continue to be for so long as it remains the General Partner, incorporated, organized and validly subsisting under the laws of the Province of Ontario.

     (b) The General Partner has and will continue to have the capacity and corporate authority to act as the general partner of the Partnership and to perform its obligations under this Agreement, and such obligations (i) do not and will not conflict with, nor do they or will they result in a breach of any of the constating documents or by-laws of the General Partner or resolutions of its directors or its shareholders or any agreement by which the General Partner is bound, and (ii) do not and will not require the approval or consent of, or any notice to or filing with, any Governmental Authority.

     (c) The General Partner has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement, and this Agreement constitutes a valid and binding obligation of the General Partner, enforceable against it in accordance with the terms of this Agreement.

     (d) The General Partner holds and shall maintain the registrations and filings (and any amendments thereto and renewals thereof) necessary for the conduct of its business and activities and that of the Partnership and has and shall continue to have all licences and permits necessary to carry on its business and activities as the general partner of the Partnership in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of or by the General Partner.

     (e) The General Partner has and will continue to have the authority to manage the business and activities of the Partnership, to make all decisions regarding the business and affairs of the Partnership and to bind the Partnership in respect of any such decision, including the ability to engage agents to assist the General Partner to carry out its management obligations and administrative functions in respect of the Partnership.

     (f) No authorization, consent or approval of, or filing with or notice to, any Person is required in connection with the execution, delivery or performance of this Agreement by the General Partner other than those which have been obtained.

     (g) There are no actions, suits or proceedings pending or, to the knowledge of the General Partner, threatened, against or affecting the General Partner or any of its assets or undertakings at law or in equity or before any arbitrator or any Governmental Authority having jurisdiction which, if determined adversely, could affect adversely the General Partner or the Partnership, and the General Partner is not in default with respect to any law, regulation, order, writ, judgment, injunction or award of any competent Governmental Authority which would have such an effect.

     (h) The General Partner is not an Excluded Person and shall ensure that its status as described in this clause (h) shall not be modified.

     (i) The General Partner shall act with utmost fairness and good faith toward the Partnership and the Limited Partners in respect of the exercise of the powers of the General Partner in pursuance of the purpose and operations of the Partnership.

     (j) The General Partner shall not carry on any operations in addition to its activities as general partner of the Partnership and will devote its best efforts to, and for the benefit of, the Partnership and will devote as much time as is necessary for the conduct and prudent management of the activities and affairs of the Partnership.

     (k) The General Partner will, in the conduct of the business and affairs of the Partnership, act in the best interests of the Partnership and, in particular, will diligently enforce the rights of the Partnership pursuant to the terms and provisions of any instrument or document on behalf of and in the name of the Partnership from time to time as may be reasonably determined by the General Partner to be in the best interests of the Partnership.

     (l) The General Partner will do all things and take all actions as may be necessary to ensure and protect, to the extent reasonably possible, the limited liability of the Limited Partners.

2.10 REPRESENTATIONS AND WARRANTIES AND COVENANTS OF LIMITED PARTNERS

          Each Limited Partner severally represents and warrants and covenants to the General Partner and each of the other Limited Partners as follows:

     (a) If it is a Person other than an individual, such Limited Partner is incorporated or formed and validly subsisting under the laws of its jurisdiction of incorporation or formation.

     (b) Such Limited Partner has and will continue to have the capacity and authority to act as a limited partner under this Agreement and to perform its obligations hereunder, and such obligations (i) if it is a Person other than an individual, do not and will not conflict with, nor do they or will they result in a breach of any of, the constating documents or by-laws of the Limited Partner or resolutions of its trustees, directors or shareholders (or its sole shareholder, as the case may be) or any agreement by which it is bound and, in the case of any Limited Partner that is itself a limited partnership, any resolutions of the directors or shareholders (or the sole shareholder, as the case may be) of its general partner or any agreement by which its general partner is bound or its respective limited partnership agreement, and (ii) do not and will not require the approval or consent of, or any notice to or filing with, any Governmental Authority, other than those which have been obtained.

     (c) Such Limited Partner has taken all necessary corporate, partnership or other action to authorize the execution, delivery and performance of this Agreement (if it is a Person other than an individual), and this Agreement constitutes a valid and binding obligation of the Limited Partner, enforceable against it in accordance with the terms of this Agreement.

     (d) No authorization, consent or approval of, or filing with or notice to, any Person is required in connection with the execution, delivery or performance of this Agreement by such Limited Partner, other than those which have been obtained.

     (e) Such Limited Partner is not an Excluded Person , such Limited Partner will not change its status as represented herein or transfer or purport to transfer any of its Partnership Units to any Person that is an Excluded Person or, in the case of Class B LP Units and except as permitted hereby, to any Person that is a "financial institution" within the meaning of the Tax Act.

     (f) Such Limited Partner will advise the General Partner if it is or becomes a Special Holder or Substantial Holder.

2.11 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

          Each of the parties agrees that the representations and warranties made by it in Section 2.9 or Section 2.10, as applicable, are true and correct on the date hereof and that they shall survive the execution of this Agreement, notwithstanding such execution or any investigations made by or on behalf of any of the other Partners and each Partner covenants and agrees to ensure that each representation and warranty it has made remains true and correct so long as such party remains a Partner.

2.12 LIMITATION ON AUTHORITY OF LIMITED PARTNERS

          No Limited Partner (other than any Limited Partner that is also the General Partner or who is also a director or officer of the General Partner) shall:

     (a) take part in the administration, management, control or operations of the Business or exercise any power in connection therewith;

     (b) transact any matters on behalf of the Partnership or make any commitment on behalf of or otherwise obligate or bind the Partnership;

     (c) other than by voting on a resolution of the Partners (where the Partner is entitled to vote), execute any document which binds or purports to bind any other Partner or the Partnership;

     (d) hold itself out as having the power or authority to bind any other Partner or the Partnership or deal with any Person on behalf of the Partnership and, if contacted by any Person in respect of the Partnership, shall inform such Person that it does not take an active part in the management or activities of the Business or Partnership, nor acts or makes decisions on behalf of the Partnership and then refer such Person to the General Partner;

     (e) have any authority or power to act for, or undertake any obligation or responsibility on behalf of, any other Partner or the Partnership;

     (f) bring any action for partition or sale or otherwise in connection with the Partnership or any interest in any assets of the Partnership, whether real, personal or mixed or whether tangible or intangible, or file or register, or permit to be filed, registered or remain undischarged, any Adverse Claim in respect of any assets of the Partnership;

     (g) bring any action for the dissolution of the Partnership, except as provided under the Act;

     (h) compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement; or

     (i) take any action that will jeopardize or eliminate the status of the Partnership as a limited partnership or a "Canadian partnership" for the purposes of the Tax Act.

For greater certainty, the General Partner has the exclusive power, right, obligation and authority to administer and bind the Partnership, and the General Partner shall not be subject to the restrictions that apply to Limited Partners (except as provided herein). Each Limited Partner shall comply with the Act and shall not take any action which may jeopardize or eliminate the Partnership's status as a limited partnership.

2.13 POWER OF ATTORNEY

     (a) Each Limited Partner hereby irrevocably makes, constitutes and appoints the General Partner, with full power of substitution, as that Limited Partner's agent and true and lawful attorney-in-fact for the Limited Partner and on the Limited Partner's behalf with full power and authority in the Limited Partner's name, place and stead to execute, deliver, swear to, make and record or file as and where required in the opinion of the General Partner (and hereby ratifies and confirms such execution, delivery, swearing, making, recording and filing):

          (i) this Agreement, the Record, the Declaration, the Exchange Agreement (if the Limited Partner holds Class B LP Units), any amendment, supplement or restatement of or to this Agreement, the Record or the Exchange Agreement (if the Limited Partner holds Class B

               LP Units), any amendment, correction or replacement of the Declaration, the Record and any other instruments or documents required to continue and keep in good standing the Partnership as a limited partnership under the Act and the BNRA, or otherwise to comply with the laws of the Province of Manitoba and any jurisdiction in which the Partnership may carry on business or own or lease property in order to maintain the limited liability of the Limited Partners and to comply with the applicable laws of that jurisdiction (including any amendments to the Declaration or the Record as may be necessary to reflect the admission to the Partnership of subscribers for or transferees of LP Units as contemplated by this Agreement, and any changes from time to time in the Capital Contributions made by the Partners);

          (ii) all instruments and documents, including any amendments, corrections or replacements of or to the Declaration or the Record, necessary to reflect any amendments to this Agreement or the Exchange Agreement (if the Limited Partner holds Class B LP Units);

          (iii) any instrument or document required in connection with the dissolution and termination of the Partnership in accordance with the provisions of this Agreement, including any elections under the Tax Act and under any similar legislation;

          (iv) any documents necessary to be filed with the appropriate Governmental Authority in connection with the business, property, assets and undertaking of the Partnership;

          (v) any instruments or documents as may be necessary to give effect to the Business;

          (vi) subject to Section 3.15 the instruments and documents on the Limited Partner's behalf and in the Limited Partner's name as may be necessary to give effect to the admission of a subscriber for, or transferee of, LP Units subject to the terms and restrictions of this Agreement;

          (vii) any election, determination, designation, information return, objection, notice of objection or similar document or instrument, whether jointly with third parties or otherwise, as may be required or desirable in the opinion of the General Partner at any time under the Tax Act or under any other taxation legislation or laws of like import of Canada or of any province, territory or jurisdiction which relates to the business affairs of the Partnership, the interest of any Person in the Partnership or any other matter the general partner determines to be in the interest of the Partnership; and

          (viii) all other instruments and documents on the Limited Partner's behalf and in the Limited Partner's name or in the name of the Partnership as may be deemed necessary by the General Partner to carry out fully this Agreement or the Exchange Agreement (if the Limited Partner holds Class B LP Units) in accordance with its terms.

     (b) To evidence the foregoing, each Subscription Form and Transfer Form will contain a power of attorney incorporating by reference, ratifying and confirming some or all of the powers described above.

     (c) Each of the powers of attorney granted in this Agreement is a special power of attorney, coupled with an interest and is irrevocable during the existence of the Partnership and in connection with the dissolution or winding up thereof, and will survive the insolvency, dissolution, winding up, bankruptcy, death or disability of a Limited Partner and will survive the transfer or assignment by the Limited Partner, to the extent of the obligations of a Limited Partner under this Agreement, of the whole or any part of the interest of the Limited Partner in the Partnership, extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Limited Partner, and may be exercised by the General Partner on behalf of each Limited Partner in executing any instrument by a facsimile signature or by listing all the Limited Partners and executing that instrument with a single signature as attorney and agent for all of them.

     (d) Each Limited Partner agrees to be bound by any representations or actions made or taken in good faith by the General Partner pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under this power of attorney.

     (e) In accordance with the Power of Attorney Act (Ontario), the Powers of Attorney Act (Alberta), the Powers of Attorney Act, 1996 (Saskatchewan), The Powers of Attorney Act (Manitoba), the Substitute Decisions Act, 1992 (Ontario), the Property Act (New Brunswick), the Powers of Attorney Act (Prince Edward Island), the Powers of Attorney Act (Nova Scotia), the Enduring Powers of Attorney Act (Newfoundland), and the Enduring Power of Attorney Act (Yukon) and any similar legislation governing a power of attorney, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity, mental incapacity or infirmity, or mental incompetence on the Limited Partner's part.

     (f) The power of attorney granted in this section is not intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario) or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of this power of attorney will not terminate any CPOA granted by the Limited Partner previously and will not be terminated by the execution by the Limited Partner in the future of a CPOA, and the Limited Partner hereby agrees not to take any action in future which results in the termination of this power of attorney.

     (g) The General Partner may require, in connection with the subscription for, or any transfer of, LP Units, that the Subscription Form or Transfer Form, if any, be accompanied by the explanatory notes set out in the Powers of Attorney Act (Alberta) and the Enduring Power of Attorney Act (Yukon) and a certificate of legal advice signed by a lawyer who is not the attorney or the attorney's spouse.

     (h) This power of attorney will continue in respect of the General Partner so long as it is the general partner of the Partnership, and will terminate thereafter, but will continue in respect of each other General Partner and, if applicable, a new General Partner (a "NEW GENERAL PARTNER") as if the New General Partner were an original attorney.

     (i) A purchaser or transferee of an LP Unit will, upon becoming a Limited Partner, be conclusively deemed to have acknowledged and agreed to be bound by the provisions of this Agreement as a Limited Partner and will be conclusively deemed to have provided the General Partner with the power of attorney described in this Section 2.13.

     (j) A purchaser (including a Person to whom Class B LP Units are issued pursuant to the Arrangement) or holder of a Class B LP Unit will, upon becoming registered as the owner of the Class B LP Unit, be conclusively deemed, to the extent permitted by law, to have acknowledged and agreed to be bound by the provisions of the Exchange Agreement as a "Holder" thereunder.

2.14 LIMITED LIABILITY

     (a) Subject to the Act, Section 2.14(b) and any specific assumption by such Limited Partner, each Limited Partner's liability for the debts, liabilities and obligations of the Partnership is limited to such Limited Partner's Capital Contribution plus such Limited Partner's share of the undistributed income of the Partnership. Following payment of a Limited Partner's Capital Contribution, the Limited Partner will not be liable for any further claims or assessments or be required to make further contributions to the Partnership, except that, where a Limited Partner has received the return of all or part of that Limited Partner's Capital Contribution, the Limited Partner is nevertheless liable to the Partnership or, where the Partnership is dissolved, to its creditors, for any amount, not in excess of the amount returned with interest, necessary to discharge the liabilities of the Partnership to all creditors who extended credit or whose claims otherwise arose before the return of the Capital Contribution.

     (b) If any asset of the Partnership should be distributed or declared to be distributable to Partners contrary to the provisions of any subordination agreement (each a "SUBORDINATION AGREEMENT") between the Partnership and the persons entitled to enforce any of the indebtedness of the Partnership or the General Partner or their subsidiaries, or contrary to the terms of the Trust Notes or the subordination provisions of the Trust Note Indenture, then the persons entitled to enforce such Subordination Agreements or provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in Section 2.14(a) shall not apply to any judgment in respect of (and to the extent only based on) such contrary distribution and no Partner shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

2.15 INDEMNITY OF LIMITED PARTNERS

          The General Partner will operate the Partnership to ensure to the greatest extent possible the limited liability of the Partnership and will indemnify and hold harmless each Limited Partner (including former Limited Partners) for all costs, expenses, damages or liabilities suffered or incurred by the Limited Partner if the limited liability of that Limited Partner is lost or diminished, but only if that Limited Partner's limited liability is lost or diminished directly as a result of the gross negligence, wilful misconduct or fraud of the General Partner in performing its duties and obligations under this Agreement.

2.16 COMPLIANCE WITH LAWS

          At the request of the General Partner, each Limited Partner shall execute immediately any documents or instruments considered by the General Partner to be necessary to comply with the terms of this Agreement or with any applicable law or regulation or for the continuation, operation or good standing of the Partnership or in connection with the qualification of the Partnership to carry on its activities or own its assets and undertaking.

2.17 GENERAL PARTNER MAY HOLD LP UNITS

          A general partner of the Partnership may subscribe for and acquire LP Units or purchase LP Units by private contract or in any market on which the LP Units are sold and will be shown on the Record as a Limited Partner in respect of the number of LP Units held by such partner from time to time.

2.18 GENERAL PARTNER AS A LIMITED PARTNER

          If the General Partner holds any LP Units, it will be deemed in its capacity as the holder of those LP Units to be a Limited Partner with the same rights and powers and subject to the same restrictions as each other Limited Partner.

2.19 AUTHORITY OF GENERAL PARTNER TO MAKE TAX ELECTIONS

          The General Partner shall be responsible for all tax matters (including objecting to, contesting and/or settling tax disputes relating to the Partnership) and tax elections of the Partnership under the Tax Act or any other taxation legislation and, without limiting the foregoing, the General Partner will be entitled, and is hereby specifically authorized by all Limited Partners, to make or execute any election, determination, designation, returns, objection, notice of objection or other similar documents or instruments under the Tax Act and applicable provincial or foreign taxation legislation that relate to a Fiscal Year that the General Partner determines to be in the interest of the Partnership on behalf of all Persons who are Limited Partners or who are the beneficial owners of LP Units during the Fiscal Year and will have the authority to act for the Partnership in connection therewith.

2.20 NO OTHER BUSINESS BY GENERAL PARTNER

          Unless otherwise agreed to by all Partners, the General Partner will not engage in any business other than the business of the General Partner being the Business of the Partnership and the conduct of its obligations and responsibilities under this Agreement and all activities necessarily incidental thereto.

2.21 LIMITATIONS ON LIABILITY OF THE FUND AND THE TRUST

          Each of the parties hereto acknowledges that the obligations of the Fund and the Trust under this Agreement will not be personally binding upon any of the trustees of the Fund or the Trust, any registered or beneficial holder of units of the Fund or the Trust or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund and the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund or the Trust will be limited to, and satisfied only out of, the assets of the Fund or the Trust. Any obligation of the Fund or the Trust set out in this Agreement will, to the extent necessary to give effect to such obligation, be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the Fund or the Trust in their capacity as trustees of the Fund or the Trust only.

                                   ARTICLE 3
                            UNITS OF THE PARTNERSHIP

3.1  UNITS

     (a) The Partnership is authorized to issue an unlimited number of Class A LP Units, an unlimited number of Class B LP Units and general partnership interests as described herein. A partnership interest is personal property. A Partner has no interest in specific Partnership property by way of his, her or its Partnership Unit interests.

     (b) Except as otherwise provided in this Agreement, no Class A LP Unit shall have any preference or right in any circumstances over any other Class A LP Unit. The holders of the Class A LP Units shall have the right to one vote for each Class A LP Unit held in respect of all matters to be decided by the Limited Partners. The Class A LP Units represent the right to participate in the distributions of the Partnership as provided for herein.

     (c) Except as otherwise provided in this Agreement, no Class B LP Unit shall have any preference or right in any circumstances over any other Class B LP Unit. Except as otherwise provided in this Agreement or as required by law, the holders of the Class B LP Units shall not have the right to exercise any votes in respect of matters to be decided by the Limited Partners. The Class B LP Units represent only the right to participate in the distributions of the Partnership as provided for herein. The Class B LP Units are issued together with an equivalent number of Special Voting Units in the Fund, and are indirectly exchangeable for Fund Units in the manner set out herein (the procedure for which is set out in the Exchange Agreement).

     (d) Except as otherwise provided in this Agreement, no Class A LP Unit or Class B LP Unit shall have any preference or right in any circumstances over any other Class A LP Unit or Class B LP Unit.

     (e) The General Partner, in its capacity as a general partner of the Partnership, shall hold a 0.01% undivided interest in the Partnership. The General Partner shall have the right to receive distributions in respect of its interest only as expressly provided for in this Agreement.

     (f) The Partnership Units will be subject to a consolidation, split or modification as is required from time to time on the equivalent basis that a consolidation, split or modification is made to the Fund Units. Such amendment or modification will be made automatically upon a consolidation, split or modification to the Fund Units with such differences only as are required to reflect the legal nature of the Partnership, as is determined by the General Partner.

     (g) Notwithstanding any other provision of this Section 3.1 or Section 3.5, in no event shall the holders of Class B LP Units be entitled to receive Fund Units if such action would jeopardize the Fund's status as a "mutual fund trust" under the Tax Act. In the event this Section 3.1(g) applies, the rights of a holder of Class B LP Units will remain unaffected until such time as such exchange may be made in accordance with this
          Section 3.1(g).

     (h) If at any time the holders of Fund Units are granted any rights to participate in a distribution reinvestment program or rights offering of the Fund, then the holders of Class B LP Units will, subject to any required statutory or regulatory order or waiver, be entitled to participate in such distribution reinvestment program or rights offering on an equal unit for unit basis with the holders of Fund Units. The General Partner will undertake all reasonable steps and actions as are required to require the trustees of the Fund to offer such participation and rights to the holders of Class B LP Units and to obtain any required statutory or regulatory order or waiver.

     (i) Subject to the provisions of the Exchange Agreement, a holder of Class B LP Units shall be entitled at any time to cause the exchange of Class B LP Units into Fund Units on the basis of one Fund Unit for each Class B LP Unit (subject to adjustment as set out in the Exchange Agreement and subject to such restrictions as are provided for in the Exchange Agreement) in the manner set out in the Exchange Agreement and this exchange right shall form part of the rights inherent in the Class B LP Units.

3.2  INITIAL ISSUANCE OF LP UNITS

          The Partnership issued ten Class A LP Units to the Trust on March 24, 2006 in consideration for $100.

3.3  INITIAL GENERAL PARTNER CONTRIBUTION

          The General Partner contributed $10.00 to the capital of the Partnership in full satisfaction of its initial Capital Contribution and received a 0.01% interest in the Partnership.

3.4  ISSUANCES OF LP UNITS ON CLOSING

          On Closing, the Partnership shall issue in accordance with the terms and conditions of the Arrangement: (i) additional Class A LP Units to the Trust in partial consideration for the Shares exchanged by the Shareholders for Fund Units pursuant to the Arrangement; and (ii) Class B LP Units to those persons who have elected to receive Class B LP Units in consideration for their Shares pursuant to the Arrangement.

3.5  ISSUANCE OF ADDITIONAL LP UNITS

     (a) Except as otherwise set forth herein, the General Partner may, in its discretion, cause the Partnership to issue additional LP Units on any terms and conditions of offering and sale of LP Units as the General Partner, in its discretion, may determine, from time to time hereafter, including accepting payment of consideration therefor in the form of cash, promissory notes, property and/or past services, and may do all things in that regard, including preparing and filing prospectuses, offering memoranda and other documents, and paying the expenses of issue and entering into agreements with any Person providing for a commission or fee.

     (b) Without limiting the foregoing, the General Partner shall be entitled to issue options to acquire LP Units in favour of the employees, officers and directors of the Partnership or its Subsidiaries or its successors.

3.6  SUBSCRIPTION FOR LP UNITS

          No subscription may be made or will be accepted for a fraction of an LP Unit. In connection with any issuance of LP Units, each subscribing Person will complete and execute a Subscription Form setting out, among other things, the total subscription price for the LP Units subscribed for, which subscription price will be that Person's agreed upon Capital Contribution; provided, however, that a Subscription Form of the Initial Limited

Partner is not required to incorporate language substantially similar to that contained in the Power of Attorney and Declaration Form.

          No subscription may be made by or will be accepted from a Person that is an Excluded Person.

          Notwithstanding any other provision of this Agreement, no Subscription Form shall be required for the issuance of LP Units to holders of Shares pursuant to the Arrangement Agreement, provided that such holder (or its designated representative) completes and executes Letter of Transmittal in the form designated by Cinram.

3.7  ADMITTANCE AS LIMITED PARTNER

          Upon receipt and acceptance by the General Partner of any duly completed Subscription Form, all Partners will be deemed to consent to the admission of the subscriber as a Limited Partner, and the General Partner will execute this Agreement on behalf of the subscriber and will cause the Record to be amended, and any other documents as may be required by the Act or the BNRA or under legislation similar to the Act or the BNRA in other provinces or the territories to be filed or amended, specifying the prescribed information and will cause the foregoing information in respect of the new Limited Partner to be included in other Partnership books and records.

3.8  WITHDRAWAL AS A LIMITED PARTNER

          A Limited Partner may only withdraw from the Partnership by transferring his, her or its LP Units in accordance with the provisions of this Agreement and the Exchange Agreement or by the Partnership entering into an agreement with the Limited Partner for the re-purchase of his, her or its LP Units, including pursuant to the Exchange Agreement.

3.9  EFFECTIVE DATE

          The rights and obligations of a subscriber as a Limited Partner under this Agreement commence and are enforceable by and upon the Limited Partner as between the Limited Partner and the other Partners from the date upon which:

     (a) the Subscription Form has been accepted by the General Partner, if applicable;

     (b) the General Partner has authorized the issuance of LP Units as subscribed;

     (c) the General Partner is in receipt of the consideration for the LP Units; and

     (d)  the Limited Partner agrees in writing to be bound by this Agreement.

          Subsequently, the General Partner will ensure the Record is amended to reflect the Limited Partner's subscription, and will arrange for the proper filings to be made, as required under the Act and BNRA, adding that Limited Partner as a Limited Partner of the Partnership.

3.10 RECORD OF LIMITED PARTNERS

          The General Partner will maintain at the principal office of the Partnership a current Record for each class of LP Units stating, for each Limited Partner in such class, information including the Limited Partner's name, address, corporation number, if any, the amount of money and/or the value of other property contributed or to be contributed by the Limited Partner to the Partnership and the number of LP Units of such class held by each Limited Partner.

3.11 CHANGES IN MEMBERSHIP OF PARTNERSHIP

          No change of name or address of a Limited Partner and no transfer of an LP Unit and no admission of a Limited Partner in the Partnership will be effective for the purposes of this Agreement until all reasonable requirements as determined by the General Partner with respect to that change, transfer or admission have been met, including the requirements set out in this Article 3, and until a declaration with respect to that change, transfer or addition is duly registered in accordance with the BNRA. The names and Capital Contributions of the Limited Partners as reflected from time to time in the Record, and all addresses of the Partners as reflected from time to time in the records of the Partnership maintained by the General Partner in accordance with Section 3.10, as from time to time amended, will be conclusive as to those facts for all purposes of the Partnership.

3.12 NOTICE OF CHANGE TO GENERAL PARTNER

          No name or address of a Limited Partner will be changed and no transfer of an LP Unit or substitution or addition of a Limited Partner in the Partnership will be recorded on the records of the Partnership except pursuant to a notice in writing received by the General Partner.

3.13 INSPECTION OF RECORD

          A Limited Partner, or an agent of a Limited Partner duly authorized in writing, has the right to inspect and make copies from the Record of the Partnership during ordinary business hours.

3.14 TRANSFER AND ENCUMBERING OF LP UNITS

          A Limited Partner may not sell, assign or otherwise transfer or exchange any LP Unit except in accordance with the provisions of this Agreement and the Exchange Agreement, unless the General Partner otherwise agrees. Subject to the provisions of the Exchange Agreement, at any time and from time to time, any Limited Partner may, upon prior written notice to the General Partner, grant an Adverse Claim on any or all of the LP Units held by it, directly or indirectly, to any third party as security for any bona fide financing of the Limited Partner or as security for any guarantee granted by such Limited Partner in respect of the obligations of its affiliates to such third party for any bona fide financing, provided that in the case of the pledge of Class B LP Units the pledgee acknowledges that the Class B LP Units are subject to the terms of an Exchange Agreement in the event of any realization on the pledged Class B LP Units and provided further that (in the case of a pledge or other grant of a security interest in Class B LP Units) notice of the pledge or security interest is given to the Fund, the Trust, the General Partner, the Partnership and the registrar and transfer agent of the Fund in accordance with the provisions of the Exchange Agreement and the pledgee specifically acknowledges, agrees, represents and warrants that (i) registered ownership of the Class B LP Units pledged may not be transferred or otherwise changed from the name of the Limited Partner, (ii) upon delivery of a Notice of Realization in accordance with the provisions of the Exchange Agreement, the Class B LP Units subject to the exchange contemplated thereby shall be deemed to have been exchanged for Fund Units with effect immediately before the date of the Notice of Realization and
(iii) the pledgee is not a non-resident of Canada within the meaning of the Tax Act or a partnership (that is not a Canadian partnership within the meaning of the Tax Act).

3.15 TRANSFER PROCEDURES

     (a) Subject to the provisions of this section and Sections 3.11, 3.12, 3.14, 3.16, 3.19, 3.20, 3.21, 3.23 and 8.5, and compliance with applicable securities laws and the payment by the transferee of an administration fee to the Partnership, if any, of up to $100.00, and, in the case of Class B LP Units, subject to paragraph (d) below, LP Units may not be transferred without the consent of the General Partner. An LP Unit is not transferable in part and no transfer of an LP Unit will be accepted by the General Partner unless a Transfer Form, duly completed and signed by the registered holder of the LP Unit and the transferee and any Unit Certificate held by the registered holder representing the LP Units being transferred have been remitted to the General Partner. In the case of Class B LP Units, a Special Voting Unit is not transferable separate from the Class B LP Unit, and any transfer of a Class B LP Unit shall be made together with the applicable Special Voting Unit.

     (b) Without limiting its right to consent to any transfer of LP Units generally, the General Partner has the right to deny the transfer of LP Units in respect of which there has been default in payment of the subscription price until all amounts required to be paid on account of the subscription price, including any interest on the subscription price, have been paid in full and no transferee will become a Limited Partner until:

          (i)  the Transfer Form has been accepted by the General Partner;

          (ii) the General Partner has authorized the transfer of LP Units; and

          (iii) the transferee agrees in writing to be bound by this Agreement.

          Where the transferee complies with all applicable provisions and is entitled to become a Limited Partner pursuant to the provisions of this Agreement, subject to Section 3.11, the General Partner is authorized to admit the transferee to the Partnership as a Limited Partner and the Limited Partners hereby consent to the admission of, and will admit, the transferee to the Partnership as a Limited Partner, without further act of the Limited Partners (other than as may be required by law). A transferee who becomes a Limited Partner will be subject to the obligations and be entitled to the rights of a Limited Partner under this Agreement on the date on which the transfer is duly reflected in an amendment to the Record. Subsequent thereto, the General Partner shall ensure that all proper filings have been made, as may be required by the Act, to reflect the transfer. No transfer of LP Units will be accepted by the General Partner more than 15 days after the sending of a notice of dissolution under Section 10.3(e).

     (c) No transfer of LP Units will be accepted by the General Partner if the transferee is an Excluded Person.

     (d) Notwithstanding any other provision of this Agreement, no consent is required for the transfer of LP Units pursuant to the Exchange Agreement unless otherwise prescribed by the Exchange Agreement.

     (e) No Unitholder will be permitted to transfer any of its Class B LP Units unless: (i) such transfer would not require the transferee to make an offer to holders of Fund Units to acquire Fund Units on the same terms and conditions under applicable securities laws if such Class B LP Units, and all other outstanding Class B LP Units, were converted into Fund Units at the then current exchange ratio in effect under the Exchange Agreement immediately prior to such transfer; or
          (ii) the transferee acquiring such Class B LP Units makes a contemporaneous identical offer for the Fund Units (in terms of price per Fund Unit, timing, percentage of outstanding securities to be taken up exclusive of securities owned immediately prior to the offer by the transferee, or associates or affiliates of the transferee and conditions) and does not acquire such Class B LP Units unless the transferee also acquires a proportionate number of Fund Units actually tendered to such identical offer, and unless in each case the other conditions set out in this Agreement are satisfied.

3.16 FORM OF TRANSFER

          If required by the General Partner, the Transfer Form will be signed by the transferor and by the transferee and will be accompanied by the LP Unit certificate(s), if any, issued by the Partnership representing the LP Units to be transferred.

3.17 AMENDMENT OF DECLARATION OR RECORD

          The General Partner, on behalf of the Partnership, will from time to time promptly effect filings, recordings, registrations and amendments to the Record and the Declaration and to any other documents and at any places as in the opinion of counsel to the Partnership are necessary or advisable to reflect changes in the membership of the Partnership, transfers of LP Units and dissolution of the Partnership as provided in this Agreement and to constitute a transferee as a Limited Partner.

3.18 NON-RECOGNITION OF TRUSTS OR BENEFICIAL INTERESTS

          LP Units may be held by nominees on behalf of the beneficial owners of the LP Units (subject to the other terms, conditions and restrictions of this Agreement). Notwithstanding the foregoing, except as provided in this Agreement, as required by law or as recognized by the General Partner in its sole discretion, no Person will be recognized by the Partnership or any Limited Partner as holding any LP Unit in trust, or on behalf of another Person with the beneficial interest in that other Person, and the Partnership and Limited Partners will not be bound or compelled in any way to recognize (even when having actual notice) any equitable, contingent, future or partial interest in any LP Unit or in any fractional part of an LP Unit or any other rights in respect of any LP Unit except an absolute right to the entirety of the LP Unit of the Limited Partner shown on the Record as holder of that LP Unit.

3.19 INCAPACITY, DEATH, INSOLVENCY OR BANKRUPTCY

          Where a Person becomes entitled to LP Units on the incapacity, death, insolvency, or bankruptcy of a Limited Partner, or otherwise by operation of law, in addition to the requirements of Sections 3.11, 3.12, 3.15 and 3.16, that entitlement will not be recognized or entered into the Record until that Person:

     (a) has produced evidence satisfactory to the General Partner of that Person's entitlement and that the Person is not an Excluded Person;

     (b) has agreed in writing to be bound by the terms of this Agreement and to assume the obligations of a Limited Partner under this Agreement and appoints the General Partner as such Person's agent and lawful attorney upon the terms contained herein; and

     (c) has delivered such other evidence, approvals and consents in respect of such entitlement as the General Partner may require and as may be required by applicable law and this Agreement.

3.20 NO TRANSFER OF FRACTIONS

          No transfer of a fraction of an LP Unit may be made or will be accepted or entered into the records of the Partnership without the consent of the General Partner.

3.21 NO TRANSFER UPON DISSOLUTION

          No transfer of LP Units may be made or will be accepted or entered into the Record after the occurrence of any of the events set out in Section 10.1.

3.22 LP UNIT CERTIFICATES

     (a) The General Partner will issue to each Limited Partner, upon request, an LP Unit certificate ("UNIT CERTIFICATE") indicating that the holder of the Unit Certificate is the owner of the number and type of LP Units set out on the Unit Certificate (for greater certainty, in the case of Class B LP Units, the Unit Certificate shall evidence the Class B LP Units and Special Voting Units held by the holder).

     (b) Every Unit Certificate must be signed by at least one officer of the General Partner.

     (c) If any Unit Certificate is lost, mutilated, stolen or destroyed, the General Partner will, upon request by a Limited Partner, issue a replacement Unit Certificate to the Limited Partner upon receipt of evidence satisfactory to the General Partner of that loss, mutilation or destruction, and upon receiving such indemnification (including an indemnity bond provided at the expense of the Limited Partner) as it deems appropriate in the circumstances.

     (d) The General Partner, upon request by the transferee, will issue a new Unit Certificate for any LP Units transferred. In the case of a transfer of less than all of the Units represented by a Unit Certificate, the General Partner, upon request by the transferor, will issue a new Unit Certificate for the balance of the LP Units retained by the transferor.

3.23 TRANSFEREE BOUND

          As of and from the time referred to in Section 3.15(b), the transferee automatically shall become bound by, and be subject to all of the rights and obligations of a Limited Partner under, this Agreement without execution of further instrument. Without limiting the generality of the foregoing, as of and from the time referred to in Section 3.15(b), the transferee shall be deemed to make all of the representations and warranties and covenants of a Limited Partner contained in Section 2.10 and to grant the power of attorney contained in Section 2.13.

3.24 ISSUE TO EXCLUDED PERSONS VOID AB INITIO

          Should any Partnership Units be issued to a Person (whether legally, beneficially, as agent or nominee) that is determined to be an Excluded Person at the time of issuance then such issuance of LP Units shall be cancelled and be void ab initio and such Person shall be deemed to have initially subscribed for the equivalent number of Fund Units. Such cancelled LP Units will not be entitled to receive any Distributable Cash and the holder of such LP Units shall be deemed to have (i) refunded to the Partnership any Distributable Cash that was paid in respect of such LP Units and (ii) received all distributions of cash that were made by the Fund in respect of the Fund Units deemed to have been so initially subscribed for since the date of such subscription.

3.25 HOLDERS OF EXCHANGEABLE L.P. UNITS NOT TO BECOME AN EXCLUDED PERSON

          If at any time any Partner who holds Class B LP Units becomes or proposes to become an Excluded Person, such Partner covenants, agrees and undertakes that it will immediately notify the General Partner that it is an Excluded Person. Upon the General Partner becoming aware or otherwise determining that a Partner proposes to become an Excluded Person or upon a Partner failing to provide evidence satisfactory to the General Partner that the Partner is not an Excluded Person, the Partner will be required to exchange such Partner's Class B LP Units for Fund Units in accordance with the provisions of the Exchange Agreement. Upon a Partner becoming an Excluded Person subsequent to becoming a Partner, the holder of the subject Class B LP Units shall be deemed to have exchanged his/her/its Class B LP Units for Fund Units in accordance with the provisions of the Exchange Agreement (and ceased to be a Partner) with effect immediately before the date of becoming an Excluded Person and shall not be entitled to any distributions of Distributable Cash from such time and such Class B LP Units shall be deemed conclusively not to be outstanding with effect immediately before such date; provided, however, that holders of other Partnership Units shall not be entitled to any portion of the Distributable Cash paid in respect of Partnership Units that have been so deemed not to be outstanding and exchanged for Fund Units.

3.26 FUND DECLARATION OF TRUST

          The provisions of Section 13.13 of the Fund Declaration of Trust are hereby incorporated by reference into this Agreement and the Limited Partners shall have the benefit thereof and each of the Limited Partners and the General Partners shall take all such action as may be necessary to give full effect to such provisions.

                                   ARTICLE 4
                       CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1  CAPITAL

          The capital of the Partnership consists of the aggregate of all sums of money or other property contributed by the Partners as Capital Contributions and not returned to them. For greater certainty, the amount added to the capital in respect of the LP Units issued in consideration for the transfer of property to the Partnership will be the fair market value of such property.

4.2  INITIAL LIMITED PARTNER CONTRIBUTION

          The Initial Limited Partner has contributed $100.00 to the capital of the Partnership in full satisfaction of its initial Capital Contribution and has received ten Class A LP Units.

4.3  GENERAL PARTNER CONTRIBUTION

          The General Partner has contributed $10.00 to the capital of the Partnership in full satisfaction of its initial Capital Contribution.

4.4  LIMITED PARTNER CONTRIBUTIONS

          The Capital Contribution of each Limited Partner, giving effect to the transactions described in Section 3.2, will be set out in the Record and the Declaration of the Partnership.

4.5  ACCOUNTS

          The Partnership shall maintain on its books of account a separate capital account for each of the Partners. The General Partner shall: (a) credit the capital account of each Partner with the amount of Capital Contribution made by such Partner to the Partnership (including, for greater certainty, in the case of a Limited Partner, the amount received in respect of the Capital Contribution of such Limited Partner), and (b) debit the capital account of each Partner with the amount of Capital Contribution returned to such Partner by the Partnership. The Partnership shall establish current accounts on its books for the General Partner and each of the Limited Partners to which net income and all amounts, other than capital to which the Partners are entitled, will be credited and to which net loss and all distributions, other than distributions on account of capital, will be charged, all in accordance with generally accepted accounting principles. No Partner has the right to receive interest on any credit balance in any accounts maintained on the books of the Partnership, and no Partner is liable to pay interest to the Partnership on any deficit in any accounts maintained on the books of the Partnership. The interest of a Partner shall not terminate by reason of a negative or zero balance in any accounts maintained on the books of the Partnership. The Partners shall not be obligated to make any further contribution to the capital of the Partnership but may do so in their sole discretion and with the approval of the General Partner. The Capital Contribution of any Limited Partner who acquired its interest upon the transfer by another Limited Partner of its interest shall be equal to the Capital Contribution of the transferring Limited Partner in respect of such interest.

4.6  INTEREST ON CAPITAL CONTRIBUTIONS

          No Partner shall be entitled to interest on the amount of its Capital Contribution to the Partnership.

4.7  WITHDRAWAL OF CAPITAL CONTRIBUTION

          No Partner has any right to withdraw any of its Capital Contribution to the Partnership or other amount or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by the Act or otherwise at law.

4.8  DISTRIBUTION OF CAPITAL CONTRIBUTIONS

          Subject to the Act, the General Partner may distribute all or part of a Limited Partner's Capital Contributions to such Limited Partner in such amounts and at such times as determined in the General Partner's sole discretion.

                                   ARTICLE 5
                               PARTNERSHIP FINANCE

5.1  EXPENSES OF PARTNERSHIP

          The Partnership shall reimburse the General Partner, as and when determined by the General Partner, for all reasonable costs and expenses incurred on the Partnership's behalf by the General Partner in the performance of its duties hereunder, including costs and expenses of the General Partner reasonably allocable to employees of the General Partner engaged in activities on behalf of the Partnership, all legal and audit expenses, filing and reporting fees and other expenses incurred solely for the purpose of maintaining the corporate existence of the General Partner, unless the General Partner otherwise agrees, but specifically excluding expenses of any action, suit or other proceedings in which, or in relation to which, the General Partner is adjudged to be, or to have been, grossly negligent or to be engaged in, or to have engaged in, wilful misconduct.

5.2  ALLOCATION OF NET INCOME AND LOSS FOR TAX PURPOSES

          The Income for Tax Purposes or Loss for Tax Purposes for a given Fiscal Year shall be calculated in accordance with the provisions of the Tax Act and the maximum discretionary deductions available to the Partnership in computing its income shall be claimed to the extent such deductions reduce the taxable income of the Partnership unless otherwise determined by the General Partner, but not to the extent such deductions would create a loss for purposes of the Tax Act. Such income will be allocated as follows:

     (a) the General Partner shall be allocated 0.01% of the Income for Tax Purposes or Loss for Tax Purposes from each source for that Fiscal Year; and

     (b) the balance of all Income for Tax Purposes or Loss for Tax Purposes for that Fiscal Year, and all other items of income, gain, loss, deduction, recapture and credit of the Partnership, which are allocable for the purposes of the Tax Act and other relevant taxing statutes, shall be allocated to the Limited Partners (including, for greater certainty, Limited Partners who become or cease to be Limited Partners during the Fiscal Year of the Partnership) in an amount calculated by multiplying the Income for Tax Purposes or Loss for Tax Purposes to be allocated to the Limited Partners by a fraction, the numerator of which is the sum of the Distributable Cash received or receivable by that Limited Partner and the aggregate amount of any loans made by the Partnership to that Limited Partner pursuant to subsection 5.5(c) with respect to that Fiscal Year, and the denominator of which is the aggregate amount of the Distributable Cash received or receivable by all Limited Partners and the aggregate amount of all loans under subsection 5.5(c) made by the Partnership to all Limited Partners with respect to that Fiscal Year.

          The income or loss of the Partnership for accounting purposes for a given Fiscal Year shall be allocated among the Partners in the same proportion as Income for Tax Purposes or Loss for Tax Purposes is allocated for such Fiscal Year.

5.3  AMOUNT OF INCOME ALLOCATED

          The amount of income allocated to a Limited Partner may exceed or be less than the amount of cash distributed by the Partnership to that Limited Partner in respect of a given Fiscal Year.

5.4  WHERE NO CASH DISTRIBUTION

          If, with respect to a given Partnership Fiscal Year, no cash distribution is made by the Partnership to its Limited Partners, or the Partnership has a Loss for Tax Purposes, the Income for Tax Purposes or Loss for Tax Purposes from each source for that Fiscal Year will be allocated to the General Partner and the Limited Partners at the end of that Fiscal Year, as to 0.01% and 99.99%, respectively, and to each Limited Partner in proportion to the LP Units held by each of them.

5.5  DISTRIBUTIONS

     (a) The Partnership will distribute to the General Partner and to holders of LP Units whose names appear on the Record on the last day of each month, 0.01% of Distributable Cash to the General Partner and 99.99% of Distributable Cash to holders of Class A LP Units and Class B LP Units such that holders of Fund Units and Class B LP Units will share equally in such amount on a per unit basis. Distributions will be made within 15 days of the end of each month and in any event sufficiently in advance of the corresponding Distribution Payment Date (as defined in the Fund Declaration of Trust) of the Fund for it to be able to pay the applicable distribution to the holders of Fund Units on such date.

     (b) The Partnership may, in addition, make a distribution at any other time. For greater certainty, distributions that are made after the end of a Fiscal Year, but which are payable on or before the end of that Fiscal Year will be deemed to be distributions with respect to that Fiscal Year for purposes of Article 5.

     (c) Notwithstanding Sections 5.5(a), each Limited Partner may, at the time indicated above, choose to be loaned amounts from the Partnership equal to those amounts which would otherwise have been distributed, and to have the aggregate of all distributions described above made to it on the first Business Day following the end of the Fiscal Year in which such distributions would otherwise have been made. Each loan made in a Fiscal Year will not bear interest and will be due and payable in full on the first Business Day following the end of the Fiscal Year during which the loan was made. Any Person who has received loans in a Fiscal Year in which such Person has ceased to be a Limited Partner shall receive distributions on the first Business Day following the end of that Fiscal Year equal to the amount that would otherwise have been distributed to such Person during that portion of the Fiscal Year in which such Person was a Limited Partner. With respect to amounts distributed to a Limited Partner or a person who has ceased to be a Limited Partner at any time after the making of a loan to a Limited Partner pursuant to this subsection 5.5(c), the Limited Partner shall be deemed to have irrevocably directed that the amount of any such distribution first be applied to repay loans previously advanced. Any amounts distributed to a Limited Partner under this Section 5.5(c) which are applied to repay loans will not be considered to be a cash distribution received by such Limited Partner for purposes of calculating the income or loss allocated to that Limited Partner under Section 5.2.

     (d) The calculation of EBITA will be derived from the audited financial statements of the Partnership in respect of the applicable Fiscal Year, forthwith following the approval of such financial statements by the board of directors of the General Partner, and will be calculated and adjusted on a monthly basis in a manner consistent with the definition of EBITA set forth in the management information circular to be provided to Shareholders in connection with the Arrangement.

     (e) Distributions payable pursuant to this Section 5.5 will be paid in cash or other immediately available funds. Any payment by the General Partner to a Partner pursuant to this Agreement will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Partner at the Partner's address appearing in the Record, unless such cheque is dishonoured upon presentment. Upon such payment, the General Partner will be discharged from all liability to the Partner in respect of such payment; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the General Partner of such loss or destruction, together with such indemnity as the General Partner may reasonably require, the General Partner will issue a replacement cheque to the Partner. Notwithstanding the foregoing, the General Partner, in lieu of forwarding or causing to be forwarded a cheque, may enter into an agreement with a Partner providing for the payment to such Partner of amounts hereunder by electronic funds transfer or by any other method at a place or places other than the place or places specified herein. Any payment of any amount pursuant to such agreement will, notwithstanding any other provision of this Agreement, be valid and binding on the General Partner, the Partnership and the relevant Partner.

     For greater certainty, in the case of a distribution declared on the Fund Units in property (other than (i) cash, (ii) a distribution of Fund Units and immediate consolidation thereafter such that the number of outstanding Fund Units both immediately prior to and following such transaction remains the same), holders of Class B LP Units will be entitled to receive, subject to applicable law, distributions or advances in such type and amount of property as is the same as, or economically equivalent to (as determined by the board of directors of the General Partner, in good faith and in its sole discretion), the type and amount of property declared as a distribution on each Fund Unit.

5.6  WITHHOLDING TAXES

     (a) Distributions to Unitholders shall be made net of any applicable withholding taxes (including, without limitation United States federal withholding taxes with respect to non United States persons). Any amount withheld on account of withholding taxes applicable to distributions to the holders of LP Units shall be considered to have been distributed to the holders of LP Units for the purposes of this Agreement.

     (b) Any holder of Class B LP Units that is not a U.S. holder and that is or becomes a "10-percent shareholder" of Cinram (U.S.) Holding's Inc. within the meaning of Section 871(h)(3)(B) or Section 881(c)(3)(B) of the Code after applying the constructive ownership rules described in
          Section 871(h)(3)(C), and any holder of Class B LP Units that is a bank or a controlled foreign corporation described in Section 881(c)(3) of the Code, shall forthwith give notice thereof to the board of directors of the General Partner. Each holder of Class B LP Units, by its acceptance of such units, agrees that it shall (i) indemnify and hold harmless the Fund, the Partnership and Cinram (U.S.) Holding's Inc. for any amount required to be deducted and withheld as provided in Subsection 5.6(a) and (ii) be entitled to subsequent distributions from the Partnership only to the extent that such distributions are, in the sole opinion of the General Partner, in excess of amounts sufficient to discharge the required withholding.

5.7  REPAYMENTS

          If, as determined by the Auditor it appears that any Partner has received an amount under this Article 5 that is in excess of that Partner's entitlement hereunder, the Partner will, promptly upon notice from the General Partner, reimburse the Partnership to the extent of the excess, and failing immediate reimbursement, the General Partner may withhold the amount of the excess (with interest at the prime rate of interest charged by the Partnership's bank plus 3% per annum from time to time calculated and compounded monthly) from further distributions otherwise due to the Partner.

5.8  TAX MATTERS

          The Partnership shall be treated as a limited partnership for federal, provincial and municipal income tax and other tax purposes. The General Partner shall prepare, or cause to be prepared, any federal, provincial and municipal tax or information returns required to be filed by the Partnership and all financial statements required by each Partner to enable the filing of any tax or information return which is required to be filed by such Partner. The General Partner shall submit such returns to the Limited Partners for review and approval no later than 30 days prior to the date of such returns.

5.9  SET-OFF

          The Partnership may set off any of its obligations to make distributions to any of the Partners against any liabilities or obligations of such Partners to the Partnership under this Agreement or under the Act.

5.10 DISTRIBUTION OF ASSETS

          Notwithstanding Section 5.2, where assets of the Partnership are distributed in kind to a Partner and the distribution results in Income for Tax Purposes or Loss for Tax Purposes to the Partnership, for the purposes of computing the Income for Tax Purposes or Loss for Tax Purposes of a Partner, the income or amount shall be allocated to the Partner receiving the distribution, unless the Partners otherwise agree.

5.11 DEFAULT ON SENIOR INDEBTEDNESS

          No distributions on the Partnership Units shall be made by the Partnership or received by the Partners, whether in cash, property or securities by set-off or otherwise, if at the time of such distribution or immediately after giving effect thereto, there shall exist under any Senior Indebtedness or any agreement or instrument pursuant to which any Senior Indebtedness is outstanding, any event of default or any default, condition, event or act which with notice, lapse of time, or both, would constitute an event of default thereunder.

                                   ARTICLE 6
                POWERS, DUTIES AND OBLIGATIONS OF GENERAL PARTNER

6.1  POWERS, DUTIES AND OBLIGATIONS

     (a)  The General Partner has:

          (i) unlimited liability for the debts, liabilities and obligations of the Partnership;

          (ii) subject to the terms of this Agreement and the Exchange Agreement and to any applicable limitations set out in the Act, the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs of the Partnership and to make decisions regarding the undertaking and business of the Partnership and to represent the Partnership; and

          (iii) subject to the terms of this Agreement and the Exchange Agreement and to any applicable limitations set out in the Act, the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the objects, purposes and the Business of the Partnership for and on behalf of and in the name of the Partnership.

     (b) Subject to the terms and conditions of this Agreement, an action taken by the General Partner on behalf of the Partnership is deemed to be the act of the Partnership and binds the Partnership.

     (c) Notwithstanding anything to the contrary herein contained, all material transactions or agreements entered into by the Partnership, other than those agreements entered into in connection with the formation of the Partnership must be approved by the board of directors of the General Partner on behalf of the Partnership.

     (d) The authority and power vested in the General Partner to manage the business and affairs of the Partnership will include all authority necessary or incidental to make all decisions regarding the Partnership, to bind the Partnership in respect of any such decision, to carry out the objects, purposes and Business of the Partnership including the ability to engage agents to assist the General Partner in carrying out, and the ability to delegate all of, its management obligations and administrative functions, provided that the unlimited liability of the General Partner shall not be reduced as a result of such decisions.

     (e) The General Partner will take all actions necessary to ensure that the Partnership constitutes a "Canadian partnership" at all times for the purposes of the Tax Act and does not constitute a "tax shelter investment" for the purposes of the Tax Act.

6.2  SPECIFIC POWERS AND DUTIES OF GENERAL PARTNER

          Without limiting the generality of Section 6.1, and subject always to
Section 8.17, the General Partner shall have full power and authority for and on behalf of and in the name of the Partnership to:

     (a) negotiate, execute and perform all agreements which require execution by or on behalf of the Partnership involving matters or transactions with respect to the Business (and those agreements may limit the liability of the Partnership to the assets of the Partnership, with the other party to have no recourse to the assets of the General Partner, even if the same results in the terms of the agreement being less favourable to the Partnership);

     (b) open and manage bank accounts in the name of the Partnership and spend the capital of the Partnership in the exercise of any right or power exercisable by the General Partner under this Agreement;

     (c) subject to Section 6.3, borrow funds or incur indebtedness or liabilities in the name of the Partnership from time to time from the General Partner or its affiliates or associates, or from any recognized financial institutions selected by the General Partner and guarantee the payment and performance of the obligations of any affiliate or associate of the Partnership;

     (d) issue Class A LP Units or Class B LP Units to Limited Partners as contemplated in this Agreement;

     (e)  make distributions of Distributable Cash;

     (f) issue debt and/or debt instruments of the Partnership from time to time;

     (g) acquire, invest in, re-purchase, transfer, dispose of and otherwise deal with securities of the Partnership, the Trust or the Fund in connection with the Partnership's obligations under the Exchange Agreement;

     (h) mortgage, charge, assign, hypothecate, pledge or otherwise create a security interest in all or any property of the Partnership or any affiliate of the Partnership now owned or later acquired, to secure any present and future borrowings, indebtedness or liabilities or guarantees and related expenses of the Partnership or any of its affiliates, and to sell all or any of that property pursuant to a foreclosure or other realization upon the foregoing encumbrances;

     (i) manage, control and develop all the activities of the Partnership and take all measures necessary or appropriate for the Business of the Partnership or ancillary to the Business and may, from time to time, in its sole discretion propose combinations with other partnerships or other entities, which proposal(s) will be subject to requisite approval by the Partners;

     (j) incur and pay all costs and expenses in connection with the Partnership or relating to the Business of the Partnership;

     (k) employ, retain, engage or dismiss from employment, personnel, agents, representatives or professionals or other investment participants with the powers and duties upon the terms and for the compensation as in the discretion of the General Partner may be necessary or advisable in the carrying on of the Business of the Partnership;

     (l) subject to Section 6.14, engage agents, including any affiliate or associate of the General Partner (other than any Limited Partner), to assist it to carry out its management obligations to the Partnership or subcontract administrative functions;

     (m) invest cash assets of the Partnership that are not immediately required for the Business of the Partnership in any investment approved by the General Partner in its sole discretion;

     (n) acquire, hold, transfer, vote or otherwise deal with securities of entities engaged primarily in the Business which are permitted businesses for the Partnership as provided in Section 2.4;

     (o) maintain, improve or change any assets from time to time of the Partnership;

     (p) see to the sound management of the Partnership and to manage, control and develop all the activities of the Partnership and take all measures necessary or appropriate for the Business of the Partnership or ancillary thereto;

     (q) act as attorney-in-fact or agent of the Partnership in disbursing and collecting moneys for the Partnership, paying debts and fulfilling the obligations of the Partnership and handling and settling any claims of the Partnership;

     (r) commence or defend any action or proceeding by, against or in connection with the Partnership;

     (s) file returns or other documents (including tax returns) required by any Governmental Authority or like authority;

     (t) retain legal counsel, experts, advisors or consultants as the General Partner considers appropriate and rely upon the advice of those Persons;

     (u) acquire, subject to Section 8.17, or dispose of assets of the Partnership;

     (v) enter into hedge contracts or similar arrangements to permit the Partnership to mitigate or eliminate the Partnership's exposure to interest rate, foreign exchange or other risks associated with the Business;

     (w) enter into and perform the obligations of the Partnership under the Exchange Agreement;

     (x) do anything that is in furtherance of or incidental to the Business of the Partnership or that is provided for in this Agreement;

     (y) execute, acknowledge and deliver the documents necessary to effectuate any or all of the foregoing or otherwise in connection with the Business of the Partnership;

     (z) file any tax elections, forms, objections or notices of objection, or similar documents on behalf of the Partnership and (to the extent necessary) on behalf of the Partners under the Tax Act or any other tax legislation;

     (aa) obtain any insurance coverage; and

     (bb) carry out the objects, purposes and Business of the Partnership.

          No Persons dealing with the Partnership will be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership. The General Partner will make all reasonable efforts to insert, and to cause agents of the Partnership to insert, the following clause in any contracts or agreements to which the Partnership is a party or by which it is bound:

          "The parties hereto acknowledge that Cinram International Limited Partnership is a limited partnership formed under the laws of the Province of Manitoba, a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the capital of the limited partnership and the limited partner's pro rata share of any undistributed income. The parties hereto acknowledge that the obligations of Cinram International Limited Partnership shall not be personally binding upon, nor shall resort be had to, the property of any of the limited partners, their heirs, successors and assigns, and that resort shall only be had to the property of Cinram International Limited Partnership or the property of its general partner. Cinram International General Partner Inc. is the sole general partner of the limited partnership."

6.3  BORROWINGS

          The General Partner (and its affiliates or associates) or any Limited Partner (and its affiliates or associates) may advance or loan to the Partnership funds which may be necessary for the payment of operating expenses of the Partnership or for any other purpose. The rate of interest and any other expenses relative to those advances or borrowings will not materially exceed that which the Partnership could obtain from a Canadian chartered bank with respect to similar borrowings.

6.4  TITLE TO PROPERTY

          The General Partner may hold legal title to any of the assets or property of the Partnership in its name as bare trustee for the benefit of the Partnership.

6.5  EXERCISE OF DUTIES

          The General Partner covenants that it will exercise its powers and discharge its duties under this Agreement honestly, in good faith, and in the best interests of the Partnership, and that it will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Furthermore, the General Partner covenants that it will maintain the confidentiality of financial and other information and data which it may obtain through or on behalf of the Partnership, the disclosure of which may adversely affect the interests of the Partnership or a Limited Partner.

6.6  LIMITATION OF LIABILITY

          The General Partner is not personally liable for the return of any Capital Contribution made by a Limited Partner to the Partnership. Moreover, notwithstanding anything else contained in this Agreement, but subject to
Section 2.15, neither the General Partner nor its officers, directors, shareholders, employees or agents are liable, responsible for or accountable in damages or otherwise to the Partnership or a Limited Partner for an action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by law unless the act or omission constituted negligence or wilful misconduct of the General Partner in performing its obligations under this Agreement.

6.7  INDEMNITY OF GENERAL PARTNER

     (a) To the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, the General Partner, a Departing Partner, any Person who is or was an affiliate of the General Partner or any Departing Partner, any Person who is or was an officer, director, employee, partner, agent or trustee of the General Partner or any Departing Partner or any of their respective affiliates, or any Person who is or was serving at the request of the General Partner or any Departing Partner or any of their respective affiliates as a director, officer, employee, partner, agent or trustee of another Person (collectively, an "INDEMNITEE") will be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses on a full indemnity basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as:

          (i) the General Partner, a Departing Partner or any of their respective affiliates; or

          (ii) an officer, director, employee, partner, agent or trustee of the General Partner, any Departing Partner or any of their respective affiliates; or

          (iii) a Person serving at the request of the General Partner, any Departing Partner or any of their respective affiliates as a director, officer, employee, agent or trustee of another Person;

          provided, that:

          (iv) in each case the Indemnitee acted honestly and in good faith with a view to the best interests of the Partnership;

          (v) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnitee had reasonable grounds for believing its conduct was lawful; and

          (vi) no indemnification pursuant to this Section 6.7 will be available to an Indemnitee where the Indemnitee has been adjudged by a final decision of a court of competent jurisdiction in any Province of Canada that is no longer appealable to have been grossly negligent or to have engaged in wilful misconduct or to have acted fraudulently in the performance of its obligations under this Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not create a presumption that the Indemnitee acted in a manner contrary to that specified above.

          Any indemnification pursuant to this Subsection 6.7(a) will be made only out of the assets of the Partnership.

     (b) To the fullest extent permitted by law, expenses (including legal fees and expenses on a full indemnity basis) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding will, from time to time, be advanced by the Partnership prior to the final disposition of any claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay that amount if it is determined that the Indemnitee is not entitled to be indemnified as authorized in this
          Section 6.7.

     (c) The indemnification provided by this Section 6.7 will be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, as to actions in the Indemnitee's capacity as:

          (i) the General Partner, a Departing Partner or any of their respective affiliates;

          (ii) an officer, director, employee, partner, agent or trustee of the General Partner, any Departing Partner or any of their respective affiliates; or

          (iii) a Person serving at the request of the General Partner, any Departing Partner or any of their respective affiliates as a director, officer, employee, agent or trustee of another Person,

          and will continue as to an Indemnitee who has ceased to serve in that capacity.

     (d) The Partnership may purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of those Persons (other than the General Partner itself) as the General Partner determines, against any liability that may be asserted against or expense that may be incurred by that Person in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify those Persons against those liabilities under the provisions of this Agreement.

     (e) The General Partner will hold the benefit of this indemnity in trust and as agent for the Indemnitees.

6.8  LIABILITY OF INDEMNITEES

     (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership or the Partners or their respective successors and assigns for losses sustained or liabilities incurred as a result of any error of judgment or any act or omission, provided the Indemnitee acted in good faith, unless such Indemnitee's actions constituted gross negligence, wilful misconduct or fraud.

     (b) The General Partner may exercise any of the powers or authority granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents (as contemplated hereby), and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

6.9  RESOLUTION OF CONFLICTS OF INTEREST

          Unless otherwise expressly provided in this Agreement (including
Section 6.1(c)), whenever a potential conflict of interest exists or arises between the General Partner or any of its affiliates, on the one hand, and the Partnership, any Partner and the Fund on the other hand, any resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, or of any standard of care or duty stated or implied by law, if the General Partner reasonably believes such resolution or course of action is fair and reasonable to the Partnership. Subject to this Agreement, the General Partner shall be authorized in connection with its resolution of any conflict of interest to consider: (i) the relative interests of all parties involved in such conflict or affected by such action; (ii) any customary or accepted industry practices; (iii) any applicable generally accepted accounting practices or principles; and (iv) such additional factors as the General Partner determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner to consider the interests of any Person other than the Partnership.

6.10 OTHER MATTERS CONCERNING THE GENERAL PARTNER

     (a) The General Partner may rely and will be protected to the extent permitted by law in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

     (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted in reliance upon the opinion (including an opinion of counsel, who may be an employee of the General Partner or the Partnership) of any of those Persons as to matters that the General Partner reasonably believes to be within that Person's professional or expert competence will be conclusively presumed to have been done or omitted in good faith and in accordance with that opinion.

     (c) The General Partner has the right, in respect of any of its powers, authorities or obligations under this Agreement, to act through any of its duly authorized officers.

6.11 INDEMNITY OF PARTNERSHIP

          The General Partner hereby indemnifies and holds harmless the Partnership and each Limited Partner from and against all costs, expenses, damages or liabilities suffered or incurred by the Partnership or any Limited Partner by reason of an act of wilful misconduct, negligence or fraud by the General Partner or of any act or omission not believed by the General Partner in good faith to be within the scope of the authority conferred on the General Partner by this Agreement.

6.12 RESTRICTIONS UPON THE GENERAL PARTNER

          The General Partner's powers and authorities do not extend to any powers, actions or authority enumerated in Section 8.17 unless and until the requisite Special Resolution is passed by the applicable Partners. The General Partner will not:

     (a) commingle the funds of the Partnership with its own funds or the funds of any of its affiliates or associates or any other Person;

     (b) dissolve, terminate, wind-up or otherwise discontinue the affairs of the Partnership, except in accordance with the provisions of Article 10;

     (c) issue or accept, recognize or register the transfer of any LP Units unless such issuance of transfer has been effected in compliance with the provisions of this Agreement;

     (d) except in accordance with Sections 10.3 and 8.17, sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership (otherwise than in conjunction with an internal reorganization);

     (e) except as otherwise permitted by this Agreement, assign, transfer or otherwise dispose of its entire interest as General Partner without approval of the Limited Partners; or

     (f) waive any default on the part of the General Partner or release the General Partner from any claims in respect thereof.

6.13 REIMBURSEMENT OF GENERAL PARTNER

          The Partnership will reimburse the General Partner for all direct costs and expenses incurred by the General Partner in the performance of its duties under this Agreement on behalf of the Partnership.

6.14 EMPLOYMENT OF AN AFFILIATE OR ASSOCIATE

          The General Partner may employ or retain any of its affiliates or associates on behalf of the Partnership to provide goods or services to the Partnership provided that, if the Partnership is to reimburse the General Partner for the costs and expenses of those goods or services, the costs of those goods or services are reasonable and competitive with the costs of similar goods and services provided by independent third parties.

6.15 REMOVAL OF THE GENERAL PARTNER

     (a) Except as provided for in this Section 6.15, the General Partner may not be removed as a general partner of the Partnership.

     (b) Upon the passing of any resolution of the directors or shareholders of the General Partner requiring or relating to the bankruptcy, dissolution, liquidation or winding-up or the making of any assignment for the benefit of creditors of the General Partner, or upon the appointment of a receiver of the assets and undertaking of the General Partner where such appointment is not revoked or withdrawn within 15 days of the appointment, or upon the General Partner failing to maintain its status under Section 2.9, the General Partner will cease to be qualified to act as a general partner under this Agreement and will be deemed to have been removed as the General Partner of the Partnership and, if such removal would result in the Partnership having no General Partner, a New General Partner (the "New General Partner") will be appointed by the Limited Partners by an Ordinary Resolution within 180 days of receipt of written notice of that event (which written notice will be provided by the General Partner promptly upon the occurrence of that event) provided that the New General Partner must have the same ownership and governance structure as the General Partner and agrees to act as general partner of the Partnership and the General Partner will not cease to be the General Partner until the earlier of the appointment of a New General Partner and the expiry of the 180 day period.

     (c) The General Partner may also be removed, as long as the removal is approved by a Special Resolution pursuant to Section 8.17(a) and another General Partner exists at the time of such removal or a successor partner agrees to act as General Partner.

          Any removal of the General Partner by the Limited Partners under this Subsection 6.15(c) that would result in the Partnership having no general partner must also provide for the election and admission of a New General Partner approved by a Special Resolution. Any removal under this Subsection 6.15(c) will be effective immediately upon such removal, where another General Partner exists, or concurrently with the election and admission of the successor general partner to the Partnership, where such removal would result in the Partnership having no general partner.

6.16 VOLUNTARY WITHDRAWAL OF THE GENERAL PARTNER

          The General Partner may resign upon written notice to the Limited Partners, which resignation will become effective upon the date prescribed by the General Partner; provided, however, where the resignation of the General Partner would result in the Partnership having no general partner, the resignation will not become effective until the earlier of:

     (a) the appointment of a New General Partner by the Limited Partners pursuant to a Special Resolution; and

     (b)  180 days following the notice by the General Partner;

and provided further that the General Partner will not resign if the effect would be to dissolve the Partnership. The General Partner may withdraw its resignation at any time prior to the effective date of resignation upon written notice to the Limited Partners.

6.17 CONDITION PRECEDENT

          As a condition precedent to the resignation or removal of the General Partner, the Partnership will pay all amounts payable by the Partnership to the General Partner pursuant to this Agreement and accrued to the date of resignation or removal, other than amounts payable in respect of Partnership Units owned by the General Partner and subject to any claims or liabilities of the General Partner to the Partnership.

6.18 TRANSFER TO NEW GENERAL PARTNER

          On the admission of a New General Partner, if any, to the Partnership on the resignation or removal of the General Partner, the resigning General Partner, or General Partner being removed, will do all things and take all steps to transfer the administration, management, control and operation of the business of the Partnership, the books, records and accounts of the Partnership, its general partner interest in the Partnership and the title to the Partnership's property to the New General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect that transfer in a timely fashion.

6.19 RELEASE BY PARTNERSHIP

          On the resignation or removal of the General Partner, the Partnership will release and hold harmless the General Partner resigning or being removed, from any costs, expenses, damages or liabilities suffered or incurred by the General Partner as a result of or arising out of events which occur in relation to the Partnership after that resignation or removal.

6.20 NEW GENERAL PARTNER

          A New General Partner must not be an Excluded Person. The New General Partner will become a party to this Agreement by signing a counterpart of this Agreement and will agree to be bound by all of the provisions of this Agreement and to assume the obligations, duties and liabilities of the General Partner under this Agreement as from the date the New General Partner becomes a party to this Agreement. All required filings under the BNRA must be made in connection with a change of General Partner.

6.21 FIDUCIARY DUTIES AND LIABILITIES

          The provisions of this Agreement are intended by the parties to replace entirely any duties (including fiduciary duties) and liabilities relating thereto that at law or in equity any Partner or any other Person might otherwise have to another Partner or other Person, and the parties hereby specifically agree that no Partner or any other Person shall have any duties (including fiduciary duties) and liabilities relating thereto to any other Partner or other Person that derive from the Act, the common law or any other law or principle of equity and the only duties and obligations of the Partners and other Persons shall be as expressly set forth in this Agreement.

                                   ARTICLE 7
                              FINANCIAL INFORMATION

7.1  BOOKS AND RECORDS

          The General Partner shall keep, or cause to be kept on behalf of the Partnership, during the term of the Partnership and for a period of six years, or such longer period as may be required under applicable law, thereafter, at the principal office of the Partnership, books of proper and complete accounts, records and registers of the operations and affairs of the Partnership, including the record of the names and addresses of all of the Partners. Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard disks, magnetic tape, or any other information storage device, provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with Canadian generally accepted accounting principles.

7.2  RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS

     (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Subsection 7.2(b), each Limited Partner has the right, for a purpose reasonably related to that Limited Partner's own interest as a limited partner in the Partnership, upon reasonable demand and at that Limited Partner's own expense, to receive:

          (i) a current list of the name and last known address of each Limited Partner;

          (ii) copies of this Agreement, the Declaration, the Record and amendments to those documents;

          (iii) copies of all documents filed by the Partnership with a securities regulatory authority in Canada or a stock exchange upon which the LP Units are listed for trading;

          (iv) copies of minutes of meetings of the Partners; and

          (v) any other information regarding the affairs of the Partnership as is just and reasonable, or to which a Limited Partner is entitled pursuant to the Act.

     (b) Notwithstanding Subsection 7.2(a), the General Partner may keep confidential from the Limited Partners for any period of time as the General Partner deems reasonable, any information of the Partnership (other than information referred to in Subsection 7.2(a)(ii) or (iv)), which, in the reasonable opinion of the General Partner, should be kept confidential in the interests of the Partnership or that the Partnership is required by law or by agreements with third parties to keep confidential.

7.3  INCOME TAX INFORMATION

          The General Partner will send or cause to be sent to each Person who was a Limited Partner:

     (a)  on the last day of a Distribution Period in any Fiscal Year, or

     (b)  at the date of dissolution of the Partnership,

by the 60th day of the following year or within 60 days of dissolution, as the case may be, or within any other shorter period as may be required by applicable law, all information, in suitable form, relating to the Partnership necessary for a Person to prepare that Person's Canadian federal and provincial income tax returns. The General Partner will file, on behalf of itself and the Limited Partners, annual information returns and any other information returns required to be filed under the Tax Act and any other applicable tax legislation in respect of the Partnership.

7.4  ACCOUNTING POLICIES

          The General Partner is authorized to establish, from time to time, accounting policies with respect to the financial statements of the Partnership and to change, from time to time, any policy that has been so established, provided that such policies are consistent with generally accepted accounting principles in Canada and this Agreement.

7.5  FINANCIAL STATEMENTS

          In the event the financial results of the Partnership are not consolidated with those of the Fund, the Partnership shall provide to each of the Partners copies of its unaudited quarterly financial statements no later than 45 days following each of the first three fiscal quarters of each year and copies of its audited annual financial statements no later than 90 days following each fiscal year end, in each case prepared in accordance with Canadian generally accepted accounting principles. If the financial statements of the Partnership are consolidated with those of the Fund, the Partnership shall provide to each of the Partners copies of the Fund's unaudited quarterly financial statements and audited financial statements within the time periods prescribed above.

7.6  APPOINTMENT OF AUDITORS

          The General Partner shall appoint KPMG LLP, or some other member of the Canadian Institute of Chartered Accountants in good standing, the auditors of the Partnership.

                                   ARTICLE 8
                        MEETINGS OF THE LIMITED PARTNERS

8.1  REQUISITIONS OF MEETINGS

          It is recognized that while holders of Class A Partnership Units do not generally have the right to take any part in the management of the Business, such holders may, from time to time, consider certain matters as outlined in
Section 8.17. The General Partner may call a general meeting of Partners at any time and place as it deems appropriate in its absolute discretion for the purpose of considering any matter set out in the notice of meeting. In addition, where Limited Partners holding not less than 10% of the outstanding Class A LP Units in number (the "REQUISITIONING PARTNERS") give notice signed by each of them to the General Partner, requesting a meeting of the Partners, the General Partner will, within 30 days of receipt of that notice, convene a meeting, and if it fails to do so, any Requisitioning Partner may convene a meeting by giving notice in accordance with this Agreement. Every meeting of Partners, however convened, will be conducted in accordance with this Agreement.

8.2  ANNUAL MEETINGS

          It is intended that the annual meeting of the Limited Partners will be held on the same date, to follow immediately, and sequentially after, the meeting of the unitholders of the Trust, which meeting is intended to be held, in conjunction with, and on the same date, place, and immediately after, the meeting of the unitholders of the Fund. It is recognized that the Trust holds all of the Class A LP Units and that, as a consequence of the terms of the Trust's declaration of trust, the Fund Declaration of Trust and the terms of this Agreement, the trustees of the Trust shall, where applicable, vote the Class A LP Units as directed and substantially determined by the vote of the holders of the Fund Units and Special Voting Units of the Fund. Holders of Class A LP Units may waive the requirement to hold an annual meeting in their discretion.

8.3  PLACE OF MEETING

          Every meeting of Partners will be in any place in Canada as the General Partner (or Requisitioning Partners, if the General Partner fails to call the meeting in accordance with Section 8.1) may designate from time to time.

8.4  NOTICE OF MEETING

          Notice of any meeting of Partners will be given to each Limited Partner not less than 10 days (but not more than 30 days) prior to the meeting, and will state:

     (a)  the time, date and place of the meeting; and

     (b) in general terms, the nature of the business to be transacted at the meeting in sufficient detail to permit a Partner to make a reasoned decision on that business.

Notice of an adjourned meeting of Partners need not be given if the adjourned meeting is held within 14 days of the original meeting. Otherwise, but subject to Section 8.13, notice of adjourned meetings will be given not less than 10 days in advance of the adjourned meeting and otherwise in accordance with this section, except that the notice need not specify the nature of the business to be transacted if unchanged from the original meeting.

8.5  RECORD DATES

          For the purpose of determining the Limited Partners who are entitled to vote or act at any meeting of Partners or any adjournment of a meeting, or for the purpose of any other action, the General Partner may from time to time cause the transfer books of the Partnership to be closed for a period, not exceeding 10 days, as the General Partner may determine or, without causing the transfer books to be closed, the General Partner may fix a date not more than 60 days prior to the date of any meeting of Partners or other action as a record date for the determination of Limited Partners entitled to vote at that meeting or any adjournment of the meeting or to be treated as Limited Partners of record for purposes of any other action, and any Limited Partner who was a Limited Partner at the time so fixed will be entitled to vote (if applicable) at the meeting or any adjournment of the meeting even though that Limited Partner has since that date disposed of the Limited Partner's LP Units, and no Limited Partner becoming a Limited Partner after that fixed date will be a Limited Partner of record for purposes of that action. A Person will be a Limited Partner of record at the relevant time if the Person's name appears in the Record, as amended and supplemented, at that time.

8.6  PROXIES

          Any Limited Partner entitled to vote at a meeting of Partners may vote by proxy if a form of proxy has been received by the General Partner or the chairperson of the meeting for verification prior to the time fixed by the General Partner preceding the meeting, or any adjournment of the meeting.

8.7  VALIDITY OF PROXIES

          A proxy purporting to be executed by or on behalf of a Limited Partner will be considered to be valid unless challenged at the time of or prior to its exercise. The Person challenging the proxy will have the burden of proving to the satisfaction of the chairperson of the meeting that the proxy is invalid and any decision of the chairperson concerning the validity of a proxy will be final.

8.8  FORM OF PROXY

          Every proxy will be substantially in the form as may be approved by the General Partner or as may be satisfactory to the chairperson of the meeting at which it is sought to be exercised.

8.9  REVOCATION OF PROXY

          A vote cast in accordance with the terms of an instrument of proxy will be valid notwithstanding the previous death, incapacity, insolvency or bankruptcy of the Limited Partner giving the proxy or the revocation of the proxy unless written notice of that death, incapacity, insolvency, bankruptcy or revocation has been received by the chairperson of the meeting prior to the commencement of the meeting.

8.10 ENTITIES

          A Limited Partner that is not an individual may appoint an officer, director or other authorized Person as its representative to attend, vote and act on its behalf at a meeting of Partners.

8.11 ATTENDANCE OF OTHERS

          Any officer or director of the General Partner, legal counsel for the General Partner and the Partnership and representatives of the Auditor will be entitled to attend any meeting of Partners. The General Partner has the right to authorize the presence of any Person at a meeting regardless of whether the Person is a Partner, and, with the approval of the General Partner, any such Person is entitled to address the meeting.

          Notwithstanding that the Class B LP Units are non-voting, the holders of all LP Units, including Class B LP Units, shall be entitled to attend all meetings of Partners.

8.12 CHAIRPERSON

          The General Partner may nominate a Person, including an officer or director of the General Partner, (who need not be a Limited Partner) to be chairperson of a meeting of Partners and the Person nominated by the General Partner will be chairperson of that meeting unless the Partners elect another chairperson by Special Resolution.

8.13 QUORUM

          A quorum at any meeting of Partners will consist of two or more Partners holding LP Units entitled to vote at such meeting present in person or by proxy. If, within half an hour after the time fixed for the holding of the meeting, a quorum for the meeting is not present, the meeting:

     (a) if called by or on the requisition of Limited Partners, will be terminated; and

     (b) if called by the General Partner, may thereafter be held on ten days prior written notice to all of the Limited Partners of the second meeting to transact the business set forth in the original notice in respect of that meeting and at the reconvened meeting the quorum will consist of the Partners then present in person or represented by proxy.

8.14 VOTING PROCEDURE

     (a)  Every question submitted to a meeting of Partners:

          (i) which requires a Special Resolution under this Agreement will be decided by a poll; and

          (ii) which does not require a Special Resolution will be decided by an Ordinary Resolution on a show of hands unless otherwise required by this Agreement or a poll is demanded by a Partner, in which case a poll will be taken;

          and, in the case of an equality of votes, the chairperson will not have a casting vote and the resolution will be deemed to be defeated. The chairperson will be entitled to vote in respect of any LP Units held by the chairperson or for which the chairperson may be a proxyholder. On any vote at a meeting of Partners, a declaration of the chairperson concerning the result of the vote will be conclusive. Any Limited Partner who is in default in payment of the subscription price for that Limited Partner's Units will not be entitled to vote in respect of those LP Units.

     (b) On a poll each Person present at the meeting and entitled to vote will have one vote for each LP Unit in respect of which the Person is shown on the Record as a Limited Partner at the record date and for each LP Unit in respect of which the Person is the proxyholder. Each Partner present at the meeting and entitled to vote at the meeting will have one vote on a show of hands. If LP Units are held jointly by two or more Persons and only one of them is present or represented by proxy at a meeting of Unitholders, that Unitholder may, in the absence of the other or others, vote with respect those Units, but if more than one of them is present or represented by proxy, they will vote together on the whole LP Units held jointly.

     (c) The General Partner, as general partner, shall be entitled to one vote on any poll or on a show of hands at any meeting of Partners.

     (d) Notwithstanding any other provision of this Agreement, in the event that any matter to be voted upon would affect the rights, benefits, or entitlement of the holders of Class B LP Units, then the approval of the holders of the Class B LP Units shall be required by Special Resolution of the holders of Class B LP Units. The meeting and approval process relating to any such approval shall be the same as the meeting and approval process relating to Class A LP Units, mutatis mutandis.

     (e) Where applicable, the Class A LP Units shall be voted in the manner as set out in Section 8.2 of this Agreement.

8.15 POLL

          A poll requested or required will be taken at the meeting of Partners or an adjournment of the meeting in any manner as the chairperson directs.

8.16 POWERS OF LIMITED PARTNERS; RESOLUTIONS BINDING

          The Limited Partners will have only the powers set out in this Agreement and any additional powers provided by the Act or otherwise by law. Subject to the foregoing sentence, any resolution passed in accordance with this Agreement will be binding on each Partner and that Partner's respective heirs, executors, administrators, successors and assigns, whether or not that Partner was present in person or voted against any resolution so passed.

8.17 POWERS EXERCISABLE BY SPECIAL RESOLUTION

          Subject to Section 8.18, in addition to those powers which are only exercisable by Special Resolution as provided elsewhere in this Agreement, the following powers will only be exercisable by Special Resolution passed by the Partners (or applicable class of Partners, where the matter relates only to one class of LP Units) entitled to vote at the meeting (including the affirmative vote of the General Partner with respect to Subsections 8.17(e), 8.17(f), 8.17(g) and 8.17(h)):

     (a) removing the General Partner where the General Partner has committed a material breach of this Agreement, which breach has continued for 30 days after notice and, if such removal would result in the Partnership having no general partner, electing a New General Partner as provided in Subsection 6.15(c);

     (b) the sale, exchange or other disposition of all or substantially all of the assets of the Partnership, whether in a single transaction or a series of related transactions, except in conjunction with an internal reorganization;

     (c) waiving any default, other than in respect of any insolvency, receivership or bankruptcy of the Partnership, on the part of the General Partner on those terms as the Limited Partners may determine and releasing the General Partner from any claims in respect thereof;

     (d) amending, modifying, altering or repealing any Special Resolution previously passed by Unitholders;

     (e) amending this Agreement pursuant to Section 9.1 in accordance with the provisions of this Agreement;

     (f) a merger or consolidation involving the Partnership, except for a merger or consolidation involving only the Partnership and its affiliates;

     (g)  a consolidation, subdivision or reclassification of the LP Units;

     (h)  electing the chairperson of a meeting of Partners as provided in
          Section 8.12;

     (i) continuing the Partnership if the Partnership is terminated by operation of law;

     (j) requiring the General Partner on behalf of the Partnership to enforce any obligation or covenant on the part of any Limited Partner;

     (k) adding to, changing or removing any right, privilege, restriction or condition attaching to the LP Units which may reasonably be considered materially adverse to the holders of the LP Units; and

     (l) consenting to any judgment entered in a court of competent jurisdiction against the Partnership.

8.18 CONDITIONS TO ACTION BY LIMITED PARTNERS

          The right of the Limited Partners to vote to amend this Agreement, to dissolve the Partnership or to remove the General Partner and to admit a replacement or to exercise any of the powers set out in Section 8.17 or to approve or initiate the taking of, or take, any other action at any meeting of Partners will not come into existence or be effective in any manner unless and until, prior to the exercise of any right or the taking of any action, the Partnership has received an opinion of counsel (who may be an employee of the General Partner or the Partnership) advising the Limited Partners (at the expense of the Limited Partners) as to the effect that the exercise of those rights or the taking of those actions may have on the limited liability of any Limited Partners other than those Limited Partners who have initiated that action, each of whom expressly acknowledges that the exercise of the right or the taking of the action may subject each of those Limited Partners to liability as the General Partner.

8.19 MINUTES

          The General Partner will cause minutes to be kept of all proceedings and resolutions at every meeting and will cause all minutes and all resolutions of the Partners consented to in writing to be made and entered in books to be kept for that purpose. Any minutes of a meeting signed by the chairperson of the meeting will be deemed prima facie evidence of the matters stated in them and the meeting will be deemed to have been duly convened and held and all resolutions and proceedings shown in them will be deemed to have been duly passed and taken.

8.20 ADDITIONAL RULES AND PROCEDURES

          To the extent that the rules and procedures for the conduct of a meeting of the Partners are not prescribed in this Agreement, the rules and procedures will be determined by the General Partner.

8.21 CONSENT WITHOUT MEETING

          Any matter which may be addressed by any Limited Partners at a meeting may be addressed by written resolution signed by such Limited Partners in lieu of holding such meeting. In addition, any action required or permitted by this Agreement or any provision of law to be taken at a meeting of the Partners, may be taken without a meeting without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by Partners holding LP Units having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which Partners holding 100% of the outstanding LP Units entitled to vote thereon were present and voted. Such consent shall have the same effect as a vote of such Partners and may be stated as such in any certificate or document. Prompt written notice of the taking of the action without a meeting by less than unanimous written consent of the Partners shall be given to Partners who have not consented in writing.

                                    ARTICLE 9
                                    AMENDMENT

9.1  GENERALLY

          Subject to Sections 8.17, 8.18, 9.2, 9.3 and 9.4, and notwithstanding
Section 8.21, this Agreement may be amended only in writing by the General Partner and only with the consent of the holders of LP Units entitled to vote given by Special Resolution provided that, notwithstanding anything to the contrary in this Agreement, no amendment which affects, or purports to affect, any Limited Partner differently than any other Limited Partner, or any class of Limited Partners differently than any other class of Limited Partners, shall be effective unless approved by Special Resolution, voted on by class of the applicable class of affected Limited Partners.

9.2  AMENDMENTS REQUIRING UNANIMOUS APPROVAL

          The unanimous approval of all holders of LP Units shall be required for amendments that: (i) alter the ability of the Limited Partners to remove the General Partner involuntarily; (ii) change the liability of any Limited Partner;
(iii) change the right of a Limited Partner to vote at any meeting, (iv) amend
Section 9.1; (v) change the Partnership from a limited partnership to a general partnership; (vi) reduce the percentage of net income allocable to the Limited Partners to below 99.99%; or (vii) allow any Limited Partner to take an active part in the Business or to exercise control over or manage the business of the Partnership in such Partners' capacity as such.

9.3  AMENDMENTS REQUIRING APPROVAL OF THE GENERAL PARTNER

          No amendment which would adversely affect the rights and obligations of the General Partner, in its role as general partner, may be made without its written consent.

9.4  AMENDMENTS BY GENERAL PARTNER

          From time to time and without prior notice to, or the consent of, any Limited Partner, but subject to Sections 9.1 and 9.2, the General Partner may amend any provision of this Agreement or add any provision hereto if such amendment or addition is, in the opinion of the General Partner based on advice from counsel to the Partnership (who may be an employee of the General Partner or the Partnership), necessary or desirable for the protection or benefit of all the Limited Partners or the Partnership or necessary or desirable to cure an ambiguity in, or to correct or supplement, any provision contained herein which is defective or inconsistent with any other provision contained herein, provided that such cure, correction or supplemental provision does not and will not affect materially adversely the interests of any Limited Partner. For purposes of greater clarity and without limiting the foregoing, but subject to Sections
9.1 and 9.2, the General Partner may make amendments to the Agreement to reflect: (i) a change in the name of the Partnership or the location of the principal office of the Partnership or the registered office of the Partnership;
(ii) a change in the governing law of the Partnership to any other province of Canada; (iii) admission, substitution, withdrawal or removal of Limited Partners in accordance with this Agreement; (iv) a change that, as determined by the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the Limited Partners have limited liability under applicable law; (v) a change that, as determined by the General Partner, is reasonable and necessary or appropriate to enable the Partnership to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws; (vi) a change to amend or add any provision, or to cure any ambiguity or to correct or supplement any provisions contained in the Agreement which may be defective or inconsistent with any other provision contained in the Agreement or which should be made to make this Agreement consistent with the disclosure set out in the Arrangement; or (vii) to create a new class of LP Units in connection with the issuance of convertible debt of the Fund.

9.5  NOTICE OF AMENDMENT

          The General Partner shall notify the Limited Partners of the full details of any amendment to this Agreement that does not require their approval pursuant to Sections 9.1, 9.2, 9.3 or 9.4 within 20 Business Days of the effective date of such amendment.

                                   ARTICLE 10
                           DISSOLUTION AND LIQUIDATION

10.1 DISSOLUTION OF PARTNERSHIP

          Unless otherwise agreed by the parties hereto, the Partnership shall terminate on the date (the "TERMINATION DATE") of the occurrence of any of the following events or dates:

     (a) the removal or deemed removal of a sole General Partner unless such General Partner is replaced as provided in this Agreement;

     (b) the sale, exchange or other disposition of all or substantially all of the assets of the Partnership, if approved by a Special Resolution in accordance with Section 8.17;

     (c) the passage of a Special Resolution approving the dissolution of the Partnership; and

     (d)  the date of dissolution caused by operation of law.

10.2 NO DISSOLUTION

          The Partnership shall not dissolve or terminate by reason of the admission, withdrawal, death, mental incompetence, removal, Insolvency or dissolution of a Partner or the transfer of LP Units by any Partner.

10.3 PROCEDURE ON DISSOLUTION

          Upon the occurrence of any of the events set out in Section 10.1, the General Partner (or in the event of an occurrence specified in Subsection 10.1(a), any other Person who may be appointed by Ordinary Resolution of the Limited Partners) will act as a receiver and liquidator of the assets of the Partnership and will:

     (a) sell or otherwise dispose of that part of the Partnership's assets as the receiver considers appropriate;

     (b) pay or provide for the payment of the debts and liabilities of the Partnership and liquidation expenses;

     (c) if there are any assets of the Partnership remaining, distribute to the Limited Partners of record of each class on the date of dissolution in proportion to the total Capital Contributions paid in respect of LP Units of each class, and within each class proportionate to the number of LP Units of the relevant class held by them, an amount equal to the amount in cash or kind of all Capital Contributions paid in respect of Units of the relevant class less any amounts of Capital Contribution previously distributed to Limited Partners of the relevant class under this Agreement;

     (d) distribute the remaining assets of the Partnership, if any, to the General Partner and to Limited Partners of record on the date of dissolution, in the same proportions as the allocations required by
          Section 5.5; and

     (e) file the declaration of dissolution prescribed by the Act and satisfy all applicable formalities in those circumstances as may be prescribed by the laws of all jurisdictions where the Partnership is registered.

10.4 DISPROPORTIONATE DISTRIBUTIONS

          In connection with any distribution under Subsections 10.3(c) or 10.3(d), upon agreement of all Limited Partners, cash and non-cash assets may be distributed on a basis which is not proportional on a class of asset basis, but which is proportional having regard to the fair value of the total assets distributed to each Partner, as determined by the General Partner.

10.5 TERMINATION

          The Partnership will terminate upon the completion of all matters set out in Section 10.3.

10.6 NO RIGHT TO DISSOLVE

          Except as provided for in Section 10.1 or under the Act, no Limited Partner has the right to ask for the dissolution of the Partnership, for the winding-up of its affairs or for the distribution of its assets.

10.7 SURVIVAL

          All rights to indemnification permitted in this Agreement and payment or reimbursement of expenses shall survive the termination of this Agreement.

                                   ARTICLE 11
                                  MISCELLANEOUS

11.1 TAKE-OVER BIDS

          The provisions of Section 13.13 of the Fund Declaration of Trust are hereby incorporated by reference into this Agreement and the Limited Partners shall have the benefit thereof and each of the Limited Partners and the General Partner shall take all such action as may be necessary to give full effect to such provisions.

11.2 NOTICES

          Any communication required or permitted to be given hereunder shall be in writing and shall be given properly if delivered personally or by facsimile transmission, addressed as follows:

     (a)  if to the Trust:

          c/o CII Trust
          2255 Markham Road
          Toronto, Ontario
          M1B 2W3

          Attention: Trustees of CII Trust
          Fax:       416-298-0612

          with a copy to:

          Fogler, Rubinoff LLP
          1200-95 Wellington Street West
          Toronto-Dominion Centre
          Toronto, Ontario
          M5J 2Z9

          Attention: Norman May
          Fax:       (416) 941-8852

     (b)  if to the General Partner or the Partnership:

          Cinram International General Partner Inc.
          2255 Markham Road
          Toronto, Ontario
          M1B 2W3

          Attention: Chief Financial Officer
          Fax:       416-298-0612

or, in each case, at such other address or facsimile number as a party hereto may specify from time to time by notice given in accordance with this Section
11.2. Any notice or other communication hereunder shall be deemed to have been delivered on the date received, if received at or prior to 5:00 p.m. (Eastern time), and on the next succeeding Business Day, if received after 5:00 p.m. (Eastern time).

11.3 FURTHER ACTS

          The parties hereto shall perform, and cause to be performed, such further and other acts and things and execute and deliver, or cause to be executed and delivered, such further and other documents as counsel to the Partnership considers necessary or desirable to carry out the terms and intent of this Agreement.

11.4 COUNTERPARTS

          This Agreement, or any amendment to it, may be signed in counterparts, all of which, taken together, shall constitute this Agreement.

11.5 BINDING AGREEMENT

          Subject to the restrictions on transfer contained herein, this Agreement shall enure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns.

11.6 FOGLER, RUBINOFF LLP AND GOODMANS LLP ACTING FOR MORE THAN ONE PARTY

          Each of the parties to this Agreement has been advised and acknowledges that each of Fogler, Rubinoff LLP and Goodmans LLP is acting as counsel to and jointly representing the Fund, the Trust, the General Partner and the Partnership (each a "CLIENT" and, collectively, "CLIENTS") and, in this role, information disclosed to each of Fogler, Rubinoff LLP and Goodmans LLP by one Client will not be kept confidential and will be disclosed to all Clients and each of the parties consents to Goodmans LLP so acting. In addition, should a conflict arise between any Clients, Fogler, Rubinoff LLP and Goodmans LLP may not be able to continue to act for any of such Clients.

11.7 IN RESPECT OF THE TRUST

          Each of the parties to this Agreement acknowledges the obligations of the Trust under this Agreement and that such obligations will not be personally binding upon any of the trustees of the Trust, any registered or beneficial holder of units of the Trust or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Trust will be limited to, and satisfied only out of, the assets of the Trust.

11.8 LANGUAGE

          The parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonte express que la presente entente ainsi que tous les documents et contrats s'y rattachant directement ou indirectement soient rediges en anglais.

          IN WITNESS WHEREOF the parties hereto have executed this Agreement.

                                        CINRAM INTERNATIONAL GENERAL PARTNER
                                        INC.


                                        By: (signed)
                                            ------------------------------------
                                        Name: Lewis Ritchie
                                        Title: Secretary


                                        CII TRUST


                                        By: (signed)
                                            ------------------------------------
                                        Name: Peter G. White
                                              as trustee and with liability
                                              limited to trust assets

                                  SCHEDULE "A"

                     POWER OF ATTORNEY AND DECLARATION FORM

                    CINRAM INTERNATIONAL LIMITED PARTNERSHIP

1. The undersigned, a limited partner of Cinram International Limited Partnership (the "Partnership"), hereby agrees to be bound, as a party to and as a limited partner in the Partnership, by the terms of the amended and restated limited partnership agreement dated the 5th day of May, 2006 relating to the Partnership (the "Agreement") and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, each as may be amended, supplemented or restated, as from time to time amended, as if the undersigned had executed the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, and hereby ratifies, for all legal purposes, execution of the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement on behalf of the undersigned and all actions taken on behalf of the undersigned pursuant to the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement.

2.   The undersigned declared that the undersigned is not an Excluded Person.

3. The undersigned declares that the undersigned has the capacity and competence and, if a corporation, it has the necessary corporate authority, to execute this Power of Attorney and Declaration and to enter into the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement.

4. The undersigned agrees to be bound as a Limited Partner in the Partnership by the terms of the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, as from time to time amended and in effect and hereby expressly ratifies and confirms the power of attorney given to the General Partner in Section 2.13 of the Agreement.

5. The undersigned hereby irrevocably constitutes and appoints the General Partner, with full power of substitution, as its true and lawful attorney and agent, with full power and authority in its name, place and stead to execute and deliver, for and on its behalf, the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, and any amendments to the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, made in accordance with the Agreement and the Exchange Agreement, respectively.

     (a) The power of attorney granted in this form and in the Agreement is a special power of attorney, coupled with an interest, and is irrevocable during the existence of the Partnership and in connection with the dissolution or winding up thereof, and will survive the death or disability of a Limited Partner and will survive the transfer or assignment by the Limited Partner, to the extent of the obligations of a Limited Partner under the Agreement, of the whole or any part of the interest of the Limited Partner in the Partnership, extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Limited Partner, and may be exercised by the General Partner on behalf of each Limited Partner in executing any instrument by a facsimile signature or by listing all the Limited Partners and executing that instrument with a single signature as attorney and agent for all of them.

     (b) The undersigned agrees to be bound by any representations or actions made or taken by the General Partner which are contemplated by or provided for in the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, pursuant to the power of attorney contained in this form and in the Agreement and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under the power of attorney.

     (c) In accordance with the Power of Attorney Act (Ontario), the Powers of Attorney Act (Alberta), the Powers of Attorney Act, 1996 (Saskatchewan), The Powers of Attorney Act (Manitoba), the Substitute Decisions Act, 1992 (Ontario), the Property Act (New Brunswick), the Powers of Attorney Act (Prince Edward Island), the Powers of Attorney Act (Nova Scotia), the Enduring Powers of Attorney Act (Newfoundland), and the Enduring Power of Attorney Act (Yukon) and any similar legislation governing a power of attorney, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity, mental incapacity or infirmity, or mental incompetence on the Limited Partner's part.

     (d) The power of attorney granted in this form and in the Agreement is not intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario) or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of the power of attorney will not terminate any CPOA granted by the Limited Partner previously and will not be terminated by the execution by the Limited Partner in the future of a CPOA, and the Limited Partner hereby agrees not to take any action in future which results in the termination of the power of attorney.

     (e) Under the Powers of Attorney Act (Alberta) and the Enduring Power of Attorney Act (Yukon) an enduring power of attorney granted by an Alberta or Yukon resident must incorporate the explanatory notes set out in the respective Act and must be accompanied by a certificate of legal advice signed by a lawyer who is not the attorney or the attorney's spouse.

     (f) This power of attorney will continue in respect of the General Partner so long as it is the General Partner of the Partnership, and will terminate thereafter, but will continue in respect of each other General Partner and, if applicable, a New General Partner as if the New General Partner were the original attorney.

6. Unless otherwise indicated, capitalized terms used in this form have the meanings given to them in the Agreement.

7. The undersigned accepts that this Power of Attorney and Declaration, the Agreement and related documents be in the English language only. Le soussigne accepte que cette procuration et declaration, ainsi que tous documents connexes, ne soient rediges qu'en anglais.

DATED at ___________, in the Province of ________________, this _____ day of
__________, in the year _____.

SIGNED, SEALED AND DELIVERED         )
in the presence of                   )
                                     )
                                     )
-------------------------------------)   ---------------------------------------
Witness                              )
                                         ---------------------------------------

                                         OR

                                         ---------------------------------------


                                         Per:
                                              ----------------------------------
                                         Name:
                                               ---------------------------------
                                         Title:
                                                --------------------------------

                                  SCHEDULE "B"

                       TRANSFER AND POWER OF ATTORNEY FORM

                    CINRAM INTERNATIONAL LIMITED PARTNERSHIP

I, ______________________________, a Limited Partner of Cinram International Limited Partnership (the "Partnership"), hereby transfer, assign and sell to:
_____________________________ (Name of Transferee) _____________________________
__________________ (Address) ______________ LP Unit(s) registered in my name and constitute the above-named transferee as a substitute Limited Partner to the extent of that number of LP Units and I agree to execute and deliver to the General Partner any documents required to effect a valid transfer of the Units or which are necessary or advisable, in the opinion of the General Partner, to preserve the status of the Partnership as a limited partnership. I agree that the power of attorney previously granted to the General Partner will be effective for the purpose of executing and filing all certificates, amendments and other instruments necessary to give effect to this transfer.

DATED at __________, in the Province of __________, this _____ day of _________, in the year _____.


-------------------------------------   ----------------------------------------
(Guarantor)                             (Surname) (Given Name) (Please Print)
(Signature of Limited Partner)
                                        ----------------------------------------
                                        (Address - No Post Office Box)

                                        ----------------------------------------
                                        (City, Province, Postal Code)

TERMS AND CONDITIONS

1. If requested by the General Partner, the signature of the Limited Partner must be guaranteed by a Canadian chartered bank, a trust company qualified to carry on business in a Province of Canada, a member of The Investment Dealers Association of Canada or a member of any recognized Canadian stock exchange.

2. This transfer must be for a whole LP Unit or for whole LP Units. Transfers of fractional LP Units will not be recognized or entered in the register of the Partnership.

3. The undersigned (who is the above-named transferee) hereby accepts this transfer and hereby agrees to be bound, as a party to and as a limited partner in the Partnership, by the terms of the amended and restated limited partnership agreement dated the 5th day of May, 2006 relating to the Partnership (the "Agreement"), and if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, each as may be amended, supplemented or restated, as from time to time amended, as if the undersigned had executed the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, and hereby ratifies, for all legal purposes, execution of the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, on behalf of the undersigned and all actions taken on behalf of the undersigned pursuant to the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement.

4.   The undersigned declares that the undersigned is not an Excluded Person.

5. The undersigned declares that it has the capacity and competence and, if a corporation, it has the necessary corporate authority, to execute this Transfer and Power of Attorney and to enter into the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, and any amendments to the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement.

6. In consideration of the General Partner accepting this transfer and conditional on that acceptance, the undersigned agrees to be bound as a Limited Partner in the Partnership by the terms of the Agreement as from time to time amended and in effect and hereby expressly ratifies and confirms the power of attorney given to the General Partner in Section 2.13 of the Agreement.

7. The undersigned hereby irrevocably constitutes and appoints the General Partner, with full power of substitution, as its true and lawful attorney and agent, with full power and authority in its name, place and stead to execute and deliver, for and on its behalf, the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, and any amendments to the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, and any amendments to the Agreement and, if the undersigned is acquiring or otherwise will hold Class B LP Units, the Exchange Agreement, made in accordance with the Agreement.

     (a) The power of attorney granted in this form and in the Agreement is a special power of attorney, coupled with an interest, and is irrevocable during the existence of the Partnership and in connection with the dissolution or winding up thereof, and will survive the death or disability of the transferee and will survive the transfer or assignment by the transferee, to the extent of the obligations of the transferee under the Agreement, of the whole or any part of the interest of the transferee in the Partnership, extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the transferee, and may be exercised by the General Partner on behalf of the transferee in executing any instrument by a facsimile signature or by listing all the Limited Partners and executing that instrument with a single signature as attorney and agent for all of them.

     (b) The undersigned agrees to be bound by any representations or actions made or taken by the General Partner which are contemplated by or provided for in the Agreement pursuant to the power of attorney contained in this form and in the Agreement and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under the power of attorney.

     (c) In accordance with the Power of Attorney Act (Ontario), the Powers of Attorney Act (Alberta), the Powers of Attorney Act, 1996 (Saskatchewan), The Powers of Attorney Act (Manitoba), the Substitute Decisions Act, 1992 (Ontario), the Property Act (New Brunswick), the Powers of Attorney Act (Prince Edward Island), the Powers of Attorney Act (Nova Scotia), the Enduring Powers of Attorney Act (Newfoundland), and the Enduring Power of Attorney Act (Yukon) and any similar legislation governing a power of attorney, the transferee declares that these powers of attorney may be exercised during any legal incapacity, mental incapacity or infirmity, or mental incompetence on the transferee's part.

     (d) The power of attorney granted in this form and in the Agreement is not intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario) or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of the power of attorney will not terminate any CPOA granted by the transferee previously and will not be terminated by the execution by the transferee in the future of a CPOA, and the transferee hereby agrees not to take any action in future which results in the termination of the power of attorney.

     (e) Under the Powers of Attorney Act (Alberta) and the Enduring Power of Attorney Act (Yukon) an enduring power of attorney granted by an Alberta or Yukon resident must incorporate the explanatory notes set out in the respective Act and must be accompanied by a certificate of legal advice signed by a lawyer who is not the attorney or the attorney's spouse.

     (f) This power of attorney will continue in respect of the General Partner so long as it is the general partner of the Partnership, and will terminate thereafter, but will continue in respect of each other

          General Partner and, if applicable, New General Partner as if the New General Partner were the original attorney.

8. Unless otherwise indicated, capitalized terms used in this form have the meanings given to them in the Agreement.

9. The undersigned accepts that this Transfer and Power of Attorney Form, the Agreement and related documents be in the English language only. Le soussigne accepte que cette procuration et declaration, ainsi que tous documents connexes, ne soient rediges qu'en anglais.

DATED at __________, in the Province of __________, this _____ day of _________, in the year _____.


-------------------------------------   ----------------------------------------
(Signature of Guarantor)                (Surname) (Given Name) (Please Print)
(Signature of Transferee)
                                        ----------------------------------------
                                        (Address - No Post Office Box)

                                        ----------------------------------------
                                        (City, Province, Postal Code)

DIRECTION

(To be used where the Limited Partner wishes LP Units the Limited Partner is entitled to receive to be registered in the name of the Limited Partner's dealer or broker firm or the firm's nominees. Please consult with your dealer or broker to confirm the appropriate name and address to be inserted below.)

To:

________________________________________________________________________________
(Insert name of dealer or broker firm or the firm's nominees)

________________________________________________________________________________
(Insert name of dealer or broker firm or the firm's nominees)

________________________________________________________________________________
RE: CINRAM INTERNATIONAL LIMITED PARTNERSHIP (THE "PARTNERSHIP")

Enclosed is a Transfer and Power of Attorney Form in respect of limited partnership units (the "LP Units") which I have acquired. The Transfer and Power of Attorney Form has been signed by me, with signature guaranteed, but with the name and address of the transferee left blank. I have directed the Partnership to deliver to you the Units to be issued to me so that you may seek the reregistration of those LP Units in your name or in the name of your nominee (including The Canadian Depository for Securities Limited).

You are hereby directed to insert your name and address or the name and address of your nominee on the Transfer and Power of Attorney Form in the Section to be completed by the transferor, to complete the Section to be completed by the transferee and to deliver the properly completed Transfer and Power of Attorney Form to the General Partner, to re-register my LP Units in your name (or that of your nominee) so that you (or your nominee) will hold the LP Units on my behalf on the basis that I remain the beneficial owner of the LP Units.

DATED at __________, in the Province of __________, this _____ day of _________, in the year _____.


-------------------------------------   ----------------------------------------
(Signature of Guarantor)                (Signature of Depositing Limited
                                        Partner)

                                        ----------------------------------------
                                        (Given Name)

                                        ----------------------------------------
                                        (Social Insurance Number)

                                        ----------------------------------------
                                        (Mail Address - No Post Office Box)

                                        ----------------------------------------
                                        (City, Province, Postal Code)